Disclaimer: this English language translation of the first half of 2006 Operating and Financial Review and Prospects and of the Unaudited Condensed Financial Statements for the half-year ended June 30, 2006 prepared under IFRS is provided solely for the convenience of English-speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi, its representatives and employees decline all responsibility in this regard.
A — Operating and Financial Review and Prospects for the Six Months Ended June 30, 2006
Preliminary comments:
At the Annual Shareholders’ Meeting held on April 20, 2006, the shareholders of Vivendi Universal approved the Company’s name change to “Vivendi”.
The Management Board’s Operating and Financial Review and Prospects and the unaudited Condensed Financial Statements for the half-year ended June 30, 2006 were approved by Vivendi’s Management Board on August 29, 2006. On September 6, 2006, they were reviewed by Vivendi’s Supervisory Board, after their review by the Audit Committee on September 5, 2006.
The Management Board’s Operating and Financial Review and Prospects section for the half-year ended June 30, 2006 should be read in conjunction with the Management Board’s Operating and Financial Review and Prospects section for the year ended December 31, 2005 as published in the 2005 Document de Référence (annual report) that was filed under number D.06-178 with the Autorité des marchés financiers (AMF) on March 28, 2006 (“the 2005 Document de Référence”).
Vivendi considers that the non-GAAP measures mentioned below are relevant indicators of the Group’s operating and financial performance. In addition, as of June 30, 2006, considering the practices of major European companies with respect to the application of IFRS and the accounting impact of acquisitions, Vivendi has made the following changes to the presentation of its consolidated statement of earnings and its consolidated statement of cash flows as well as the operating performances of its business segments and of the Group. Please refer to Note 1.2 “Change in presentation” of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.
a)	Presentation of the consolidated statement of earnings and the consolidated statement of cash flows
•	Simplification of the consolidated statement of earnings’ presentation by eliminating certain subtotals which are not currently used by Vivendi Management and henceforth presenting a subtotal known as “EBIT”. EBIT is defined as the difference between charges and income that do not result from financial activities, equity affiliates, discontinued operations and income tax.

•	As a result, the presentation of the consolidated statement of cash flows has been modified in accordance with IAS 7. In particular, net cash provided by operating activities is henceforth calculated using the indirect method based on EBIT instead of earnings.
b)	Presentation of operating performance by business segment and of the Group
•	Replacement of earnings from operations (EFO) with adjusted earnings before interest and income taxes (EBITA), as the key operating performance measure of

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the business units reported in the segment data. Vivendi Management evaluates the performance of the business units and allocates necessary resources to them based on certain operating indicators (segment earnings and cash flow from operations). Until June 30, 2006, segment earnings corresponded to the earnings from operations of each business. It now corresponds to EBITA.

•	The method for calculating EBITA aims at eliminating the impact of the amortization of intangible assets acquired through business combinations and enables the operating performance of the business segments to be measured on a comparable basis, regardless of whether their activity results from the company’s internal growth or acquisitions and on a basis closer to the cash that they generate by eliminating accounting amortization with no cash impact.

•	The difference between EBITA and EBIT consists of the amortization of intangible assets acquired through business combinations and the impairment losses of goodwill and other intangibles acquired through business combinations that are included in EBIT.

•	The difference between EBITA and EFO, as previously published, consists of the amortization of intangible assets acquired through business combinations that is excluded from EBITA.

•	As a result, the definition of adjusted net income has been modified to exclude the amortization of intangible assets acquired through business combinations, as is presently the case for impairment losses of goodwill, or other intangibles acquired through business combinations, that have always been excluded.
Moreover, certain new options have been adopted in respect of the application of IFRS as at December 31, 2005 and several reclassifications were made, resulting in the modification of the financial statements for the half-year ended June 30, 2005 in order to align presentation with the Condensed Financial Statements for the half-year ended June 30, 2006.
Pursuant to IAS 1, Vivendi has applied these presentation changes to all the periods presented. Please refer to appendix 3 of the Operating and Financial Review and Prospects.
c)	Non-GAAP measures
•	Revenues on a comparable basis;

•	EBITA as published and on a comparable basis, as described above;

•	Adjusted net income, attributable to equity holders of the parent, calculated according to its new definition, presented above;

•	Financial Net Debt;

•	Cash flow from operations.
Each of the indicators is defined in the appropriate section or in the notes to the Condensed Financial Statements for the half-year ended June 30, 2006. They should be considered in addition to, not as a substitute for, other GAAP measures of operating and financial performances as presented in the Condensed Financial Statements and the related notes, or described in the Operating and Financial Review and Prospects section. Moreover it should be emphasized that these indicators as determined by Vivendi may be defined and calculated differently by other companies, thereby affecting comparability.

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Selected financial data

IFRS					French GAAP
	Six Months Ended June 30,		Year Ended December 31,		Year Ended December 31,
(in millions of euros)	2006	2005	2005	2004	2004	2003	2002	(in millions of euros)
Revenues	9,610	9,131	19,484	17,883	21,428	25,482	58,150	Revenues
EBITA (as from June 30, 2006)	2,348	2,121	3,985	3,504	na*	na*	na*
Earnings from operations	na*	2,009	3,746	3,233	3,476	3,309	3,788	Operating income
Earnings	2,453	1,789	4,266	4,823	1,784	69	(22,457)	Earnings
Attributable to:								Attributable to:
Equity holders of the parent	1,862	1,257	3,154	3,767	754	(1,143)	(23,301)	Equity holders of the parent
Adjusted net income, attributable to equity holders of the parent (new definition as from June 30, 2006, considering EBITA presentation)	1,378	1,243	2,218	1,498	na*	na*	na*
Adjusted net income, attributable to equity holders of the parent	na*	1,177	2,078	1,338	1,380	349	(514)	Adjusted net income

Equity	20,683	19,449	21,608	18,092	17,580	17,852	20,517	Equity and quasi-equity
Attributable to:
Equity holders of the parent	18,923	16,768	18,769	15,449	13,621	11,923	14,020	Shareholders’ equity

Financial Net Debt	6,784	6,144	3,768	4,724	3,135	11,565	12,337	Financial Net Debt
Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets, and related change in working capital (CFFO before capex, net)	2,787	2,587	5,449	5,358	6,048	5,446	7,349	Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets (CFFO before capex)
Capital expenditure and proceeds from sales of property, plant, equipment and intangible assets (capex, net of related change in working capital)	(894)	(526)	(1,292)	(1,004)	(1,301)	(1,075)	(3,976)	Capital expenditure and proceeds from sales of property, plant, equipment and intangible assets (Capex)
Cash flow from operations (CFFO)	1,893	2,061	4,157	4,354	4,747	4,371	3,373	Cash flow from operations (CFFO)

Dividends paid as for previous fiscal year	1,152	689	689	0	0	0	1,048 (a)	Dividends paid as for previous fiscal year

Per share amounts (in euros, except number of shares)								Per share amounts (in euros, except number of shares)
Weighted average number of shares outstanding over the period (in millions) (b)	1,151.3	1,146.2	1,149.6	1,144.4	1,072.1	1,071.7	1,087.4	Weighted average number of shares outstanding over the period (in millions) (b)
Adjusted net income, attributable to equity holders of the parent per share (new definition as from June 30, 2006)	1.20	1.08	1.93	1.31	na*	na*	na*
Adjusted net income, attributable to equity holders of the parent, per share	na*	1.03	1.81	1.17	1.29	0.33	(0.47)	Adjusted net income per share

Number of shares outstanding at the end of the period (in millions) (b)	1,151.8	1,146.4	1,151.0	1,144.9	1,072.6	1,071.5	1,068.5	Number of shares outstanding at the end of the period (in millions) (b)
Equity per share	17.96	16.97	18.77	15.80	16.39	16.66	19.20	Equity and quasi-equity per share
Attributable to:
Equity holders of the parent	16.43	14.63	16.31	13.49	12.70	11.13	13.12	Shareholders’ equity per share

Dividends per share paid as for previous fiscal year	1.00	0.60	0.60	0.00	0.00	0.00	1.00	Dividends per share paid as for previous fiscal year

na*:	not applicable

(a)	Before € 263 million of précompte (equalization tax due to the French tax authorities if dividends are distributed out of profits that have not been taxed at the ordinary corporate income tax or that have been earned and taxed more than five years before distribution).

(b)	Includes ORA (November 2005) under IFRS and excludes treasury shares.

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1 2006 Main Developments
1.1 Main Developments of the First Half of 2006
1.1.1 ACQUISITIONS/DIVESTITURES OF CONSOLIDATED COMPANIES
•	Canal+ and TPS combination agreement and Lagardère agreement. On January 6, 2006, Vivendi, TF1 and M6 signed, a combination agreement with Canal+ and TPS to create a new group temporarily named “Canal+ France”, controlled by Vivendi. As part of this agreement, Vivendi paid an advance of €150 million, recorded in financial assets. On February 17, 2006, Lagardère, Vivendi and Canal+ Group announced a draft agreement according to which Lagardère would become a shareholder of Canal+ France. Lagardère would acquire a 20% stake by transferring its 34% shareholding in CanalSat and by paying €525 million in cash. These transactions, subject to the approval of French antitrust authorities and to consultations with the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority), could occur before December 31, 2006. Please refer to Note 19 of the Condensed Financial Statements for the half-year ended June 30, 2006.

•	Divestiture of the residual 20% stake in Ypso in January 2006, for a consideration of €36 million (€44 million net of guarantee and transaction and divestiture fees). This transaction generated a capital gain of €56 million as a result of the previously recognized impairment losses.

•	Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding I Corp. in February 2006, for a purchase consideration of $1,154 million (€964 million).

•	SFR increased its stake in Neuf Telecom in May 2006, from 28.2% to 34.9% for a purchase consideration of €223 million, before contingent earn-out. In addition, the balance of the bonds issued by Neuf Telecom (€180 million) was reimbursed in March 2006.

•	Canal+ Group sold the Paris Saint-Germain soccer club in June 2006, for a total consideration of €26 million. Vivendi received one-fourth of the consideration in cash (€7 million). The balance will be paid each year in quarterly installments at the transaction’s anniversary date. This divestiture generated a €13 million decrease in Financial Net Debt and a capital loss of €6 million.
A detailed description of the transactions that had a significant impact on the consolidation scope of the Group in the first half of 2006 is presented in Note 2 of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.
1.1.2 ACQUISITIONS/DIVESTITURES OF INVESTMENTS
•	Vivendi and UMG increased their stake in the share capital of Amp’d to 19.9% following Amp’d’s share capital increase. The Group’s total investment in this company, recognized as a financial asset, amounted to €45 million as at June 30, 2006.

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1.1.3 ELEKTRIM TELEKOMUNIKACJA SITUATION
Due to the legal disputes opposing Elektrim Telekomunikacja (Telco), Vivendi, Deutsche Telekom and Elektrim SA, the legal uncertainty surrounding the ownership of Telco’s stake in PTC prevents Telco from exercising joint control over PTC, as provided in the bylaws of PTC. As a result of this situation, Vivendi has not consolidated its stake in PTC.
In addition, the Polish courts have recently rendered several unfavorable decisions against Telco (decision of the Warsaw Court of Appeal on March 29, 2006, followed by the decision of the Court of Appeal on June 14, 2006 which cancelled the registration of Telco as a PTC shareholder on the Trade and Companies Registry, and the decision on July 13, 2006 of the Trade and Companies Registry to re-instate Elektrim as a PTC shareholder). As a result, Vivendi has recognized a loss of €496 million on the PTC shares as of June 30, 2006. Please refer to Notes 4 “Financial charges and income”, 12 “Financial Assets” and 20 “Litigations” of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.
Notwithstanding these unfavorable decisions, Vivendi and Telco have continued to assert their legal rights by filing an appeal against the March 29, 2006 decision before the Polish Supreme Court and through other legal recourse, particularly compensatory, the outcome of which remains uncertain. On August 16, 2006, Telco obtained a decision which suspends the effects of the decision of March 29, 2006 until the appeal is examined by the Supreme Court. Please refer to Note 20 “Litigations” of the notes the Condensed Financial Statements for the half-year ended June 30, 2006.
1.1.4 VIVENDI RESOLVES TAX DISPUTE OVER DUPONT SHARES AND DIVESTS DUPONT SHARES
At the beginning of June 2006, Vivendi announced that it had reached an agreement with the US tax administration, the Internal Revenue Service (IRS), bringing to a close their dispute concerning the amount of tax due on the redemption of DuPont shares by Seagram in April 1995. The agreement reached with the IRS provides for Vivendi to pay a total amount of $ 671 million (€521 million), including tax of $284 million and interest payment of $387 million, to settle this dispute. As a result of this settlement, the reversal of the entire deferred tax liability previously established in connection with this matter, i.e. $1,847 million, recorded on the Group’s Statement of financial position and the inclusion of the tax credit with respect to the interest paid ($135 million), generated a net gain of $1,311 million (€1,019 million).
Subsequently, at the end of June 2006, and after agreement with the IRS, Vivendi sold all of its 16.4 million freely transferable DuPont shares that it has held since its merger with Seagram. This transaction was performed using a unit price of $40.82 per share, for a total amount of $671 million (€534 million) and resulted in a capital loss of $123 million (€98 million).
As at June 30, 2006, these transactions had no net impact on the cash position and resulted in a net gain of $1,188 million (€921 million).
Please refer to Note 5 of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.
1.1.5 RISK MANAGEMENT OF RETIREMENT PENSION OBLIGATIONS
Vivendi inherited from Seagram significant obligations related to pension plans and healthcare, mainly in the US and the UK and concerning employees and retired employees of Seagram’s Spirits and Wine business which was sold to Diageo and Pernod Ricard at the end of 2001, and those of UMG and, to a lesser extent, those of Vivendi Universal Entertainment (business sold in the middle of 2004).

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As of December 31, 2005, according to the valuation performed by independent actuaries, these obligations amounted to €1,576 million, covered by financial assets of €806 million, i.e., a deficit of €770 million, against which non current provisions of €689 million are recorded on the statement of financial position. For further information, please refer to Note 21 “Employee benefits” of the notes to the audited Consolidated Financial Statements for the year ended December 31, 2005, as published in the 2005 “Document de Référence”.
The majority of the plans’ deficits result from unfavorable financial market trends as of the middle of 2000 and the investment policy followed by fund managers, which can be trustees or independent employees of Vivendi. Although starting from a generally balanced position at the end of 2000, Vivendi’s pension funds have been widely exposed to the following factors:
–	Drop in interest rates that increased the present value of liabilities more than the present value of assets due to the lower maturity of the latter.

–	Steep decline in the equities markets in which the plan assets had been heavily invested.

–	Higher forecasted inflation which increased the liability as a result of the partial indexation of plans in certain countries.
For over a year, Vivendi has set up a risk management strategy to meet its retirement pension obligations based on the following three approaches:
–	Capping of financial risks related to the obligations by closing defined benefit plans and transferring active employees to defined contribution plans.

–	Reduction of financial risks related to the plans by setting up financial derivatives (interest rate, inflation, equity) to hedge actuarial liabilities and the related plan assets.

–	Cancellation of financial risks by the definitive transfer of the pension plans to insurance companies whenever market conditions are favorable. The aim is to transform actuarial, risky and volatile liabilities, the management of which is ensured by independent managers, into financial, controlled and hedged liabilities, with no exposure to interest rate increases or changes in the equity markets. In this respect, Vivendi has performed or is preparing to set up the following transactions:
o	In May 2006, Vivendi purchased an insurance policy for $95 million (€78 million) to cover the cost of pension and life insurance benefits for former Seagram senior executives in the US. As a result of this purchase, Vivendi no longer has any on-going funding obligations with respect to these plans.

o	Vivendi intends to carry out the same procedures for its principal US defined benefit plan (10,000 Seagram vested members and retirees). During the third quarter of 2006, 80% of the plan’s deficit was eliminated by additional fund contributions and its investment policy was amended in order to definitively prevent any change in the funded status, resulting particularly from interest rate changes. Between now and the end of the first quarter of 2007, Vivendi plans to transfer this plan to an insurance company, which will be entirely responsible for its complete management.

o	Moreover, Vivendi is currently reviewing terms and conditions in order to set up a similar policy in other countries.
As at June 30, 2006, the actions undertaken mainly in the US and the UK had the following impacts on the Consolidated Financial Statements:
–	Positive impact of €59 million on EBITA.

–	Payment of €78 million with respect to insurance policies secured in the US.

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–	Reduction in the pension provision in an amount of €138 million.
In addition, the financing of the deficit in the US defined benefit plan during July 2006 resulted in an additional payment of $130 million (approximately €100 million) with a corresponding reduction in the pension provision.
As a result, the actions undertaken during fiscal year 2006 as part of the risk management of retirement pension obligations will lead to a total payment in the order of €220 million (including €180 million already paid) and a reduction in the pension and healthcare liabilities of approximately €320 million. At current market conditions (interest rate, inflation, equities, foreign currency exchange rates), the pension plan and medical coverage deficit would be reduced to approximately €450 million, compared to €770 million the end of 2005.
1.1.6 EARLY SETTLEMENT OF RENTAL GUARANTEES RELATED TO THE BERLIN BUILDING QUARTIER 207
This transaction was neutral on earnings and resulted in a payment of €52 million with respect to the liquidation of a residual guarantee and a €240 million reduction in the contractual commitments not recorded in the Statement of financial position via the extinguishment of rental guarantees granted by Vivendi to the buyer of this building in 1996. Please refer to Note 19 “Commitments” of the Condensed Financial Statements for the half-year ended June 30, 2006.
1.1.7 SIMPLIFIED HOLDING STRUCTURE FOR THE GROUP’S US BUSINESSES
Streamlining operations performed with respect to the Group’s US business holding organization, which were made possible as a result of the purchase of Matsushita’s minority interest in Universal Studios Holding I Corp., notably enables the elimination of US and Canadian intermediary holding companies which no longer serve any purpose, and has enabled the reduction by approximately $2.5 billion of the current account advance granted by Vivendi to Vivendi Holding I Corp. (the holding company for the Group’s US businesses).
Hedging swaps protecting Vivendi against foreign exchange risk related to this current account advance, which are now unnecessary, were fully settled during July 2006 via the purchase of US dollars on the market. The financial surcharge of the hedging of this $2.5 billion current account advance, related to the unfavorable US dollar/euro interest rate difference, has been cancelled and should result in an interest savings at current market conditions for Vivendi equal to 200 basis points.
1.1.8 OTHER
•	Dividend paid with respect to fiscal year 2005. At the Annual Shareholders’ Meeting held on April 20, 2006, Vivendi’s shareholders approved the Management Board’s recommendations relating to the allocation of distributable earnings for fiscal year 2005. As a result, the dividend was set at €1 per share, representing a total distribution of €1,147 million, paid in May 2006.

•	Rejection of Shareholder’s Dismantling Approach. In May 2006, Vivendi’s Supervisory Board and Management Board studied the cooperation request presented by a shareholder, Sebastian Holdings, aimed at dismantling the Group. The Supervisory Board and the Management Board unanimously rejected this alternative which is based on unrealistic economic and legal assumptions. The Supervisory Board and Management Board have decided to pursue the Group’s current strategy which is the best positioned to create value for Vivendi’s shareholders.

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1.2 Main Developments since June 30, 2006
1.2.1 ACQUISITIONS/DIVESTITURES OF CONSOLIDATED COMPANIES
•	Announcement of the acquisition of Vale by UMG. In June 2006, UMG announced that it had reached agreement to acquire Vale, Spain’s number 1 independent music publishing company. The transaction is subject to approval by the Spanish competition authorities.

•	Acquisition of Optimum, a UK film distribution company by StudioCanal in July 2006.

•	Purchase of the 5.8% stake held by Belgacom in Neuf Telecom by SFR in August 2006. SFR and Belgacom have concluded an agreement under which SFR will buy Belgacom’s 5.8% stake in Neuf Telecom. SFR will pay an amount of €187 million, plus an additional payment under certain circumstances. This transaction is subject to the approximately 50% pro rata preemptive rights of Group Louis Dreyfus under the terms and conditions of the Neuf Telecom shareholders’ agreement.
1.2.2 ACQUISITIONS/DIVESTITURES OF INVESTMENTS
•	Disposal of the Residual 5.3% Stake in Veolia Environnement’s Share Capital. In July 2006, Vivendi sold its residual stake in Veolia Environment’s share capital (5.3% of Veolia Environnement representing 21,523,527 shares) under an Accelerated Book Building (“ABB”) procedure for a total amount of €861 million. This divestiture will generate a capital gain of approximately €820 million in the third quarter of 2006. From a tax stand point, the capital gain arising from the sale of the shares will be shield by current capital losses including capital losses carried forward from prior years resulting in a zero net capital gain.
1.2.3 OTHER
•	Disposal of the Last Philip Morris Building at La Défense. The disposal of the Colisée building (26,000 square meters) located at La Défense in the third quarter of 2006 will result in proceeds of approximately €46 million and a capital gain of approximately €30 million. In addition, in Vivendi’s Consolidated Financial Statements for the half-year ended June 30, 2006, in accordance with IFRS 5, the assets and liabilities relating to the Colisée building have been classified under dedicated lines of the statement of financial position (assets held for sale and related liabilities) giving rise to a €74 million reduction in borrowings with respect to the long-term lease signed with Philip Morris in 1996. Please refer to Note 16 “Long-term borrowings and other long-term financial liabilities” of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.

•	Maroc Telecom Awarded 3G License. In July 2006, Maroc Telecom was awarded a 3G mobile license by the ANRT (the Moroccan National Telecommunications Regulatory Agency) for a fixed fee of MAD 300 million (approximately €27 million, excluding tax,). In addition, Maroc Telecom will pay a MAD 72 million fee (excluding tax and payable in three installments) with respect to the reorganization of frequency spectrum.

•	Vivendi Voluntarily Delists from the NYSE and Terminates ADR Program. On August 3, 2006, Vivendi terminated its deposit agreement with The Bank of New York relating to its American Depositary Receipts (ADRs) as anticipated in press releases issued on January 17 and April 20, 2006. As also previously announced, Vivendi will seek to terminate its reporting obligations under the U.S.

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Securities Exchange Act of 1934 (Exchange Act). It will maintain the listing of its ordinary shares on the Eurolist of Euronext Paris. Vivendi will continue to comply with its obligations under the Exchange Act until such time as its registration is terminated. Thereafter, Vivendi will continue to maintain a high standard of corporate governance, and will continue to provide information and disclosure for all investors, including those in the U.S.

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2	Statements of Earnings for the Three Months and Six Months Ended June 30, 2006 and June 30, 2005
2.1 Consolidated Statement of Earnings
2.1.1 EARNINGS FOR THE THREE MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005

CONSOLIDATED STATEMENT OF EARNINGS			ADJUSTED STATEMENT OF EARNINGS
	Three Months Ended June 30,		Three Months Ended June 30,
(In millions of euros, except per share amounts)	2006	2005	2006	2005
Revenues	€4,844	€4,622	€4,844	€4,622	Revenues
Cost of revenues	(2,243)	(2,131)	(2,243)	(2,131)	Cost of revenues

Margin from operations	2,601	2,491	2,601	2,491	Margin from operations
Margin from operations rate (%)	54%	54%	54%	54%	Margin from operations rate (%)
Selling, general and administrative expenses excluding amortization of intangible assets acquired through business combinations	(1,287)	(1,371)	(1,287)	(1,371)	Selling, general and administrative expenses excluding amortization of intangible assets acquired through business combinations
Restructuring charges and other operating charges and income	(13)	25	(13)	25	Restructuring charges and other operating charges and income
Amortization of intangible assets acquired through business combinations	(56)	(57)
Impairment losses of intangible assets acquired through business combinations	—	(154)

EBIT	1,245	934	1,301	1,145	EBITA
Income from equity affiliates	87	110	87	110	Income from equity affiliates
Interest	(66)	(57)	(66)	(57)	Interest
Income from investments	33	23	33	23	Income from investments
Other financial charges and income	(615)	255

Earnings from continuing operations before provision for income taxes	684	1,265	1,355	1,221	Adjusted earnings from continuing operations before provision for income taxes
Provision for income taxes	792	(222)	(284)	(253)	Provision for income taxes

Earnings from continuing operations	1,476	1,043
Earnings from discontinued operations	—	(5)

Earnings	€1,476	€1,038	€1,071	€968	Adjusted net income

Attributable to:					Attributable to:
Equity holders of the parent	€1,155	€756	€750	€680	Equity holders of the parent

Minority interests	321	282	321	288	Minority interests

Earnings, attributable to the equity holders of the parent per share — basic (in euros)	€1.00	€0.66	€0.65	€0.59	Adjusted net income, attributable to the equity holders of the parent per share — basic (in euros)
Earnings, attributable to the equity holders of the parent per share — diluted (in euros)	€0.99	€0.65	€0.65	€0.59	Adjusted net income, attributable to the equity holders of the parent per share — diluted (in euros)

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2.1.2 EARNINGS FOR THE SIX MONTHS ENDED JUNE 30, 2006 AND JUNE 30, 2005

CONSOLIDATED STATEMENT OF EARNINGS			ADJUSTED STATEMENT OF EARNINGS
	Six Months Ended June 30,		Six Months Ended June 30,
(In millions of euros, except per share amounts)	2006	2005	2006	2005

Revenues	€9,610	€9,131	€9,610	€9,131	Revenues
Cost of revenues	(4,683)	(4,438)	(4,683)	(4,438)	Cost of revenues

Margin from operations	4,927	4,693	4,927	4,693	Margin from operations
Margin from operations rate (%)	51%	51%	51%	51%	Margin from operations rate (%)
Selling, general and administrative expenses excluding amortization of intangible assets acquired through business combinations	(2,568)	(2,611)	(2,568)	(2,611)	Selling, general and administrative expenses excluding amortization of intangible assets acquired through business combinations
Restructuring charges and other operating charges and income	(11)	39	(11)	39	Restructuring charges and other operating charges and income
Amortization of intangible assets acquired through business combinations	(113)	(112)
Impairment losses of intangible assets acquired through business combinations	—	(154)

EBIT	2,235	1,855	2,348	2,121	EBITA
Income from equity affiliates	155	172	155	172	Income from equity affiliates
Interest	(115)	(101)	(115)	(101)	Interest
Income from investments	46	42	46	42	Income from investments
Other financial charges and income	(519)	240

Earnings from continuing operations before provision for income taxes	1,802	2,208	2,434	2,234	Adjusted earnings from continuing operations before provision for income taxes
Provision for income taxes	651	(385)	(463)	(433)	Provision for income taxes

Earnings from continuing operations	2,453	1,823
Earnings from discontinued operations	—	(34)

Earnings	€2,453	€1,789	€1,971	€1,801	Adjusted net income

Attributable to:					Attributable to:
Equity holders of the parent	€1,862	€1,257	€1,378	€1,243	Equity holders of the parent

Minority interests	591	532	593	558	Minority interests

Earnings, attributable to the equity holders of the parent per share-basic (in euros)	€1.62	€1.10	€1.20	€1.08	Adjusted net income, attributable to the equity holders of the parent per share-basic (in euros)

Earnings, attributable to the equity holders of the parent per share-diluted (in euros)	€1.60	€1.09	€1.19	€1.08	Adjusted net income, attributable to the equity holders of the parent per share-diluted (in euros)
For the half-year ended June 30, 2006, earnings attributable to equity holders of the parent amounted to €1,862 million (basic net earnings per share of €1.62 and €1.60 on a diluted basis), compared to €1,257 million for the half-year ended June 30, 2005 (basic net earnings per share of €1.10 and €1.09 on a diluted basis), representing an increase of 48.1%.
For the half-year ended June 30, 2006, adjusted net income attributable to equity holders of the parent represented earnings of €1,378 million (basic adjusted net income per share of €1.20 and €1.19 on a diluted basis), compared to earnings of €1,243 million for the half-year ended June 30, 2005 (basic adjusted net income per share of €1.08 and €1.08 on a diluted basis). For a reconciliation of net earnings attributable to equity holders of the parent to adjusted net income attributable to equity holders of the parent, please refer to Note 7 to the Condensed Financial Statements for the half-year ended June 30, 2006. For the half-year ended June 30, 2006, the negative difference between earnings attributable to equity holders of the parent and adjusted net income attributable to equity holders of the parent (-€484 million) mainly corresponded to the elimination of the gain related to the settlement of the tax dispute involving the DuPont shares (€921 million) partially offset by the elimination of the capital loss incurred on the PTC shares (-€496 million).
The €135 million improvement (+10.9%) in adjusted net income attributable to equity holders of the parent was achieved as a result of the following positive impacts:
•	€227 million (+10.7%) from the growth in EBITA, notably due to an increase in revenues (mainly at Canal+ Group, Maroc Telecom and SFR, due to the growth in their respective customer portfolios, as well as UMG), combined with efficient cost control within the Group (mainly at SFR), and an increase in Vivendi Games’ margins, despite the additional cost (around €140 million) incurred by Canal+ Group with respect to the new broadcasting contracts of the French Professional Soccer League 1 matches, starting in July 2005. Moreover, EBITA
Vivendi / 11

for the half-year ended June 30, 2006 includes a €59 million non recurring gain resulting from actions implemented as part of the risk management of retirement pension obligations as well as a gain of around €50 million with respect to the favorable outcome of the TVT litigation at UMG;

•	€4 million related to the increase in income from investments.
These positive impacts were partially offset by the following items:
•	€17 million decrease in income from equity affiliates due to a lower contribution from NBC Universal;

•	€14 million charge related to the increase in interest paid as a result of the rise in US interest rates incurred on currency swaps and the increase in the average amount of borrowings at SFR;

•	€30 million charge related to additional income tax on higher earnings, growth in taxable earnings from certain businesses (mainly UMG, Vivendi Games and Maroc Telecom) being partially offset by the improvement in tax savings generated by the Consolidated Global Profit Tax System (+€45 million);

•	€35 million charge related to the increase in the share of earnings attributable to minority interests; the improvement arising from the acquisition of minority interests in UMG and NBC Universal in February 2006 was offset by the increase in the share of earnings attributable to minority shareholders of SFR and Maroc Telecom, as a result of growth in earnings.
Breakdown of the main items of the consolidated statement of earnings
Revenues increased to €9,610 million compared to €9,131 million for the half-year ended June 30, 2005, representing an increase of €479 million (+5.2%).
On a comparable basis, revenues amounted to €9,572 million compared to €9,046 million, an increase of 5.8% (+4.6% at constant currency). All of the Group’s businesses contributed to this improvement.
For a breakdown of revenues by business segment, please refer to section 3 “Revenues and EBITA by business segment”.
EBITA totaled €2,348 million compared to €2,121 million for the half-year ended June 30, 2005. On a comparable basis, EBITA was up €234 million, representing an increase of 11.1% (+10.3% at constant currency), to reach €2,348 million (compared to €2,114 million for the half-year ended June 30, 2005). In the first half of 2006, each business unit generated positive EBITA.
For a breakdown of EBITA by business segment, please refer to section 3 “Revenues and EBITA by business segment”.
Impairment losses of intangible assets acquired through business combinations were nil in the half-year ended June 30, 2006. For the same period in 2005, impairment losses amounted to €154 million and mainly included the impact of non-cash balance sheet adjustments related to the NBC-Universal transaction (-€124 million), as well as exceptional goodwill amortization (€33 million) at UMG accrued to offset a deferred tax asset that was not recognized at the end of 2000 as part of the purchase price allocation of UMG.
EBIT amounted to €2,235 million compared to €1,855 million for the same period in 2005, representing an increase of 20.5%.
Income from equity affiliates totaled €155 million compared to €172 million for the same period in 2005, representing a decrease of €17 million. Income from earnings of NBC Universal amounted to €157 million for the half-year ended June 30, 2006 compared to €188 million for the same period in 2005. Moreover, in the first half of 2006, income from equity affiliates included €2 million in losses from Neuf Cegetel compared to €21 million in losses from Cegetel S.A.S. in the first half of 2005.
For more information, please refer to Note 11 of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.
Interest amounted to €115 million compared to €101 million in the half-year ended June 30, 2005, representing a €14 million increase as a result of the rise in US

Vivendi / 12

interest rates incurred on currency swaps and the increase in the average amount of borrowings at SFR.
For more information, please refer to Note 4 to the Condensed Financial Statements for the half-year ended June 30, 2006.
Income from investments (previously presented in “Other income from ordinary activities”) totaled €46 million compared to €42 million for the half-year ended June 30, 2005, representing an increase of €4 million. In the first half of 2006, such amount included dividends of €34 million received from unconsolidated interests (compared to €25 million in the same period in 2005) and interest of €12 million received on long-term receivables (compared to €17 million in the same period in 2005).
Other financial charges and income generated a €519 million loss compared to income of €240 million in the half-year ended June 30, 2005, representing a €759 million decrease mainly resulting from the capital loss incurred on the PTC shares (-€496 million; please refer to section 1.1.3) and the positive impact in 2005 of the unwinding of InterActiveCorp’s interest in VUE (€194 million).
For more information, please refer to Note 4 of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.
Impact of amortized cost on borrowings (including premiums incurred for early redemption)
For the half-year ended June 30, 2006, the impact of amortized cost on borrowings was a charge of €12 million (compared to a charge of €124 million in the same period in 2005). This improvement was due to the large number of early redemptions on borrowings in the first half of 2005:
•	There was no charge for premiums incurred for the early redemption of notes as at June 30, 2006, compared to a charge of €77 million as at June 30, 2005. In the first half of 2005, they included a charge of €50 million incurred for the redemption of the remaining High Yield Notes in January 2005. In addition, the early redemption of the bonds exchangeable into Vinci shares during the course of March 2005 generated a charge of €27 million.

•	In the first half of 2006, the impact of amortized cost on borrowings represented a charge of €12 million (compared to a charge of €32 million in the first half of 2005). This improvement mainly reflects the partial redemption of the Sogecable bonds which took place in the second half of 2005 (€7 million) and the reduction in fees paid on credit lines (€17 million).
Change in value of derivative instruments
For the half-year ended June 30, 2006, the increase in the value of derivative instruments generated a gain of €29 million compared to a gain of €131 million in the same period in 2005. This decrease was due to:
•	The smaller profit related to the change in value of the embedded option on the bonds exchangeable into Sogecable shares (€30 million in the first half of 2006 compared to €73 million in the first half of 2005).

•	The upside adjustment in 2005 of the collar in Veolia Environnement which was unwound in October 2005 (€72 million).

•	The loss related to the change in 2005 of the put option granted to SNCF on 35% of the capital of Cegetel SAS, exercised on August 22, 2005 (€14 million).
Gain/(loss) on the divestiture of business or financial investments
For the half-year ended June 30, 2006, gains or losses on the divestiture of businesses or financial investments resulted in losses of €498 million and mainly included the capital loss incurred on PTC shares (€496 million), the sale of DuPont shares (€98 million), partially offset by the capital gain on the disposal of Sogecable shares (€66 million) contributed in March 2006 as part of the partial tender offer launched by Prisa, as well as the capital gain on the disposal of the residual 20% stake in Ypso (€56 million). For the half-year ended June 30, 2005,

Vivendi / 13

gains amounted to €243 million and mainly included the gain related to the unwinding of InterActiveCorp’s interest in VUE (€194 million) and the gain on the divestiture of the stake in Lagardère Thématiques (€26 million).
Change in financial component of costs related to employee benefit plans
For the half-year ended June 30, 2006, the financial component of costs related to employee benefit plans remained stable at €18 million, including a charge of €36 million related to the undiscounting of actuarial losses and income of €18 million related to the expected return on plan assets (compared to a charge of €37 million and income of €19 million for the same period in 2005).
Provision for income taxes was an income of €651 million (compared to a charge of €385 million for the same period in 2005). Items included in this amount are the gain related to the settlement of the DuPont litigation (€1,019 million) and the tax savings generated by the Consolidated Global Profit Tax System (€298 million) (compared to €250 million for the same period in 2005). Excluding these impacts, provisions for income taxes in the first half of 2006 would have been a charge of €666 million, compared to €635 million for the same period in 2005, representing an increase of 4.9%, due to higher taxable earnings in the first half of 2006 (mainly at UMG, Vivendi Games and Maroc Telecom).
Earnings from discontinued operations were nil. For the half-year ended June 30, 2005, earnings from discontinued operations resulted in a charge of €34 million equal to 72% of the charges and income generated by Cegetel (the residual 28% being classified in income from equity affiliates).
Earnings attributable to minority interests, mainly of SFR and Maroc Telecom, amounted to €591 million compared to €532 million in the first half of 2005, representing a €59 million increase. The increase in earnings attributable to the minority interests of SFR and Maroc Telecom, as a result of higher earnings at these two businesses, was partially offset by the decrease resulting from the acquisition of minority interests in UMG and NBC Universal in February 2006.
2.2 Vivendi’s Outlook for 2006
Vivendi confirms its 2006 adjusted net income, attributable to equity holders of the parent guidance of at least a 16% increase, with a dividend distribution rate at a minimum of 50% of adjusted net income, attributable to equity holders of the parent. In accordance with its new definition, 2006 adjusted net income, attributable to equity holders of the parent should be at €2.6 billion.

Vivendi / 14

3	Revenues and EBITA for the Three Months and Six Months Ended June 30, 2006 and June 30, 2005

3.1	Revenues and EBITA as Published for the Three Months and Six Months Ended June 30, 2006 and June 30, 2005
AS PUBLISHED

Three Months Ended June 30,				Six Months Ended June 30,
2006	2005	% Change	(In millions of euros)	2006	2005	% Change
			Revenues
1,077	1,054	2.2%	Universal Music Group	€2,202	€2,092	5.3%
162	125	29.6%	Vivendi Games	296	238	24.4%
934	816	14.5%	Canal+Group	1,833	1,697	8.0%
2,166	2,175	-0.4%	SFR	4,301	4,239	1.5%
510	454	12.3%	Maroc Telecom	993	877	13.2%
			Non core operations and elimination
(5)	(2)	-150.0%	of inter segment transactions	(15)	(12)	-25.0%

€4,844	€4,622	4.8%	Total Vivendi	€9,610	€9,131	5.2%

			EBITA
154	157	-1.9%	Universal Music Group	€295	€241	22.4%
39	5	x7,8	Vivendi Games	62	19	226.3%
157	67	134.3%	Canal+Group	190	198	-4.0%
723	740	-2.3%	SFR	1,389	1,340	3.7%
197	166	18.7%	Maroc Telecom	410	352	16.5%
16	(20)	na*	Holding & Corporate	(20)	(56)	64.3%
15	30	-50.0%	Non core operations	22	27	-18.5%

€1,301	€1,145	13.6%	Total Vivendi	€2,348	€2,121	10.7%

26.9%	24.8%		EBITA / Revenues (%)	24.4%	23.2%

na*: not applicable
Vivendi / 15

3.2	Revenues and EBITA on a Comparable Basis by Business Segment for the Three Months and Six Months Ended June 30, 2006 and June 30, 2005
Comparable basis essentially illustrates the effect of the divestitures or abandonment of operations that occurred in 2005 and 2006 (mainly the Paris Saint-Germain soccer club (PSG) and NC Numéricâble at Canal+ Group, and Annuaire Express SFR’s phone directory activities) and includes the full consolidation of stakes in distribution subsidiaries at SFR as if these transactions had occurred as at January 1, 2005. Comparable basis results are not necessarily indicative of the results that would have occurred had the events actually occurred at the beginning of 2005.
COMPARABLE BASIS

Three Months Ended June 30,					Six Months Ended June 30,
			% Change at					% Change at
2006	2005	% Change	constant currency	(In millions of euros)	2006	2005	% Change	constant currency
				Revenues
€1,077	€1,054	2.2%	0.7%	Universal Music Group	€2,202	€2,092	5.3%	1.7%
162	125	29.6%	27.0%	Vivendi Games	296	238	24.4%	18.7%
914	800	14.3%	13.8%	Canal+ Group	1,795	1,622	10.7%	10.3%
2,166	2,154	0.6%	0.6%	SFR	4,301	4,229	1.7%	1.7%
510	454	12.3%	11.3%	Maroc Telecom	993	877	13.2%	11.5%
				Non core operations and elimination
(5)	(2)	-150.0%	-150.0%	of inter segment transactions	(15)	(12)	-25.0%	-25.0%

€4,824	€4,585	5.2%	4.6%	Total Vivendi	€9,572	€9,046	5.8%	4.6%

				EBITA
€154	€157	-1.9%	-1.0%	Universal Music Group	€295	€241	22.4%	20.0%
39	5	x7,8	x7,3	Vivendi Games	62	19	226.3%	214.6%
154	80	92.5%	93.0%	Canal+ Group	190	191	-0.5%	-0.8%
723	740	-2.3%	-2.3%	SFR	1,389	1,340	3.7%	3.7%
197	166	18.7%	17.2%	Maroc Telecom	410	352	16.5%	14.6%
16	(20)	na*	na*	Holding & corporate	(20)	(56)	64.3%	62.7%
15	30	-50.0%	-47.0%	Non core operations	22	27	-18.5%	-20.1%

€1,298	€1,158	12.1%	11.7%	Total Vivendi	€2,348	€2,114	11.1%	10.3%

26.9%	25.3%			EBITA / Revenues (%)	24.5%	23.4%

na*: not applicable
Reconciliation of revenues and EBITA, as published, to revenues and EBITA on a comparable basis for the 2nd quarter and the first half of 2005 are presented in appendices 1 and 2 of the Management Board’s Operating and Financial Review and Prospects. In 2006, only PSG’s contribution to revenues and EBITA, as published, is not included in revenues and EBITA on a comparable basis.

Vivendi / 16

3.3 Comments on Revenues and EBITA for Controlled Business Segments
Universal Music Group (UMG) (100% Vivendi economic interest1):
Revenues
First Half:
Universal Music Group’s (UMG’s) revenues of €2,202 million were 5.3% higher than last year with strong digital sales growth, increased license income in the U.S. and U.K. and favorable currency movements offsetting lower manufacturing and distribution revenues following the sale of UMG’s facilities in Europe and in the U.S. Digital sales of €222 million more than doubled last year’s sales and represented 10.1% of total revenues.
At constant currency, revenues grew by 1.7% versus a very strong first half of 2005 due to an exceptional release schedule that included major releases from 50 Cent, Mariah Carey, The Game and Black Eyed Peas. Best sellers in the first half of 2006 included Andrea Bocelli, Jack Johnson, Ne-Yo and the NOW 21 compilation in the U.S.
In the U.S., UMG’s market share of 31.7% was down slightly versus last year’s market share of 32%; however, UMG ended the quarter strongly with back to back number one albums from A.F.I., Busta Rhymes, Nelly Furtado and India Arie.
Second Quarter:
UMG’s revenues of €1,077 million rose 2.2% (up 0.7% at constant currency) compared to last year reflecting strong growth in the digital sector and higher license income in the U.S. and the U.K. as well as favorable currency movements. Digital sales of €111 million were up 91% versus last year, representing 10.3% of total revenues, with strong growth across all regions and in both the online and mobile sectors.
Best sellers this quarter included new releases from Rihanna, Keane and Nelly Furtado.
EBITA
First Half:
UMG’s EBITA of €295 million was 22.4% above the same period last year (up 20% on a constant currency basis) primarily as the result of the sales volume growth and the recovery of a previously expensed cash deposit of €50 million recovered in the TVT lawsuit.
Vivendi Games (100% Vivendi economic interest2):
Revenues
First Half:
Vivendi Games’ revenues of €296 million were 24.4% higher than the prior year (up 18.7% on a constant currency basis). This increase was primarily driven by the

[1]	In February 2006, as a result of the acquisition of the 7.659% minority interest of MEI, Vivendi increased its economic interest from 92% to 100%.

[2]	In February 2006, as a result of the acquisition of the 7.659% minority interest of MEI, Vivendi increased its economic interest from 99% to 100%.
Vivendi / 17

continued worldwide success of Blizzard’s World of Warcraft, the critically acclaimed subscription-based, massively multiplayer online role-playing game (MMORPG).
Other solid performers in the first half of 2006 included the release of Ice Age 2, the game based on Fox movie, and continuing strong sales from backlist products including 50 Cent: Bulletproof and Crash Tag Team Racing.
Second Quarter:
Vivendi Games’ revenues of €162 million were 29.6% higher than the prior year (up 27% on a constant currency basis). This increase was driven by the success of Blizzard’s World of Warcraft, and also by Ice Age 2, 50 Cent: Bulletproof and Crash Tag Team Racing.
EBITA
First Half:
Vivendi Games’ EBITA of €62 million was 226.3% above the same period of the prior year (up 214.6% on a constant currency basis). This significant improvement was driven by growth in revenues, with an increased proportion relating to the higher margin of the World of Warcraft business. EBITA is also impacted by the beginning start up investments for the Sierra On Line and Vivendi Games Mobile divisions.
Canal+ Group (100% Vivendi economic interest3):
Revenues
First Half:
Canal+ Group reported revenues of € 1,833 million, up from 1,697 million for the first half of 2005. On a comparable basis4, Canal+ Group’s revenues increased 10.7% compared to the first half of 2005.
Revenues from pay-TV operations in France were up 11%, with all activities achieving revenue growth over the period. This increase was largely driven by Canal+ and CanalSat portfolio growth. The Group’s portfolio was over 8.2 million subscriptions, up more than 280,000 compared to June 2005. Compared to the first half of 2005, Canal+’s revenues were up 8% thanks to portfolio growth and continuous growth of advertising revenues due to the channel’s positive image as well as good audience ratings. At the end of June 2006, Canal+ Le Bouquet represented 56% of the channel’s total portfolio versus 49% at the end of June 2005. CanalSat revenues increased mainly due to portfolio growth.
Revenues from pay-TV operations in Poland were up mainly due to the subscriber portfolio growth.
Revenues for Canal+ Group’s movie business were up 6% benefiting mainly from successful theatrical releases in France, such as Fauteuils d’orchestre directed by Danielle Thompson and Jean-Philippe directed by Laurent Tuel.

[3]	After the combination of Canal+ Group and TPS in the new “Canal+ France” and the acquisition by Lagardère of a stake of 20% in this entity (transactions subject to the approval of French antitrust authorities and to consultations with the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority), Canal+ Group will own 65% of “Canal+ France”. Please refer to section 1.1.1 and to Note 19 of the notes to the Condensed Financial Statement for the half-year ended June 30, 2006. As at June 30, 2006, Canal+ Group held a 66% ownership interest in CanalSat.

[4]	Comparable basis essentially illustrates the effect of the divestitures at Canal+ Group (mainly NC Numéricâble in 2005 and PSG in 2006), as if these transactions had occurred as of January 1, 2005.
Vivendi / 18

Second Quarter:
Canal+ Group reported revenues of € 934 million, up from € 816 million in the second quarter of 2005. On a comparable basis4, Canal+ Group’s revenues were up 14.3% compared to the same period of the previous year.
Revenues of French pay-television grew 10% compared to the second quarter of 2005 with all of its activities increasing in revenues.
Other business revenues also increased strongly compared to second quarter 2005. Higher revenues from the movie business were due to a favorable timing compared to the second quarter of 2005.
EBITA
First Half:
Canal+ Group’s EBITA was €190 million. On a comparable basis4, EBITA was stable compared to the first half of 2005.
This reflects the company’s investment strategy in exclusive content and in subscription acquisitions. As scheduled, League1 football rights have been offset over the period mainly as a result of an increased subscription portfolio (up 280,000 compared to June 2005) and the increase in revenues per subscriber as well as a good performance in the other businesses of the group. In particular, EBITA from the company’s movie business increased over the period benefiting from increased international TV sales.
SFR (56% Vivendi economic interest):
Revenues
First Half:
SFR’s revenues grew by 1.5% versus the same period in 2005 (1.7% on a comparable basis5) to €4,301 million.
Favorable effects of the increase in customer base along with the growth in “voice” and “data” usage were partly offset by the strong cut in regulated tariffs as of January 1, 2006 (a 24% cut of mobile voice termination rates and a 19.4% cut for SMS termination) as well as by the cut in the price charged to customers for the new offers launched in April 2005. SFR’s ARPU6 decreased by 3.7% to €471 at the end of June 2006 (versus €489 at the end of June 2005). Excluding the impacts of the regulated tariffs cut, SFR’s revenues would have been up by 6.1%.
SFR proved ongoing commercial dynamism during the first half, with 216,000 new customers, taking its registered customer base to 17.415 million7, a 7.4% increase versus last year. The contract customer base grew by 10.7% year-on-year to 11.160 million, leading to an improved customer mix of 1.9 percentage point in one year.

[5]	Comparable basis mainly illustrates the full consolidation of stakes in distribution subsidiaries and excludes revenues from phone directory activities (Annuaire Express) as of January 1, 2005.

[6]	ARPU (Average Revenue Per User) is calculated on a twelve-month rolling period by dividing revenues net of promotions and net of third-party content provider revenues, excluding roaming in and equipment sales, by average Arcep total customer base for the last twelve months. ARPU is calculated on a comparable basis, excluding revenues from phone directory activities (Annuaire Express).

[7]	SFR excluding wholesale customers total base (wholesale customer base reached 268,000 at the end of June 2006).
Vivendi / 19

Average voice usage of SFR customers (AUPU)8 continued its strong growth by 14.5% to 319 minutes per month.
3G customers reached 1.574 million as of June 2006 compared to 1.003 million at the end of December 2005. SFR was the first operator to launch HSDPA in France in May 2006 to provide higher debit rates to its customers.
Net data revenues improved significantly to represent 13.1% of network revenues for the first half of 2006, compared to 11.4% in 2005, partly due to a 18.7% increase in text messages (SMS) sent by SFR customers (3.1 billion), to the doubling of MMS sent (83 million) and to the strong increase of other services. The latter now represent 32% of total data revenues compared to 28% in 2005. During the soccer World Cup in June 2006, SFR had more than 120,000 SFR customers registered to the service “Alertes Buts” (Goal Alert) and more than 1 million soccer videos downloaded. At the end of June 2006, the data ARPU reached €62, an 11% growth compared to 2005.
This performance highlights the success of SFR offers, which aim to substitute fixed voice usage for mobile voice usage and to develop new usages for the mobile phone, especially around music, video, TV and games services.
Second Quarter:
SFR’s revenues declined by 0.4% (up 0.6% on a comparable basis5) compared to the second quarter of 2005 to €2,166 million.
On a comparable basis, favorable effects of the increase in customer base and the growth in “voice” and “data” usage were partially offset by the strong cut in regulated tariffs as from January 1, 2006, by the cut in the price charged to customers for the new offers launched in April 2005, as well as by unfavorable calendar effects of approximately 1 percentage point on second quarter revenues growth versus the second quarter of 2005. SFR’s ARPU6 decreased by 3.7% to €471 in June 2006 (versus €489 in June 2005).
Excluding the impacts of the regulated tariffs cut, SFR’s revenues would have been up by 4.9% compared to the second quarter of 2005.
EBITA
First Half:
SFR’s EBITA rose by 3.7% to € 1,389 million. EBITA growth mainly reflected a 1.2% growth in network revenues, a 0.3 percentage point reduction in customer acquisition and retention costs to 9.4% of network revenues, a strict control of other costs and despite the increase of the GSM license cost (renewed in April 2006 with a variable part of 1% of revenues).
Maroc Telecom (51% Vivendi economic interest):
Revenues
First Half:
For the first half of 2006, Maroc Telecom’s revenues of €993 million increased by 13.2% compared to the same period last year (+11.5% at constant currency).
Mobile revenues grew by 18% to €634 million compared to the same period last year (+16.2% at constant currency). This progression was mainly explained by the growth of the customer base9 10 to 8.924 million customers, +24.2% compared to the same

[8]	AUPU (Average Usage Per User) is defined as the incoming and outgoing “voice” volumes divided by average Arcep total customer base for the last twelve months.

[9]	Without Mauritel.

[10]	The mobile customer base, compliant with the ANRT definition and used by Maroc Telecom in 2006, is calculated as the sum of prepaid customers giving or receiving a voice call during the last 3 months and the number of not resiliated postpaid customers.
Vivendi / 20

period last year, with a net increase of 687,000 customers over the period.
Maroc Telecom launched several innovative offers during the period and reinforced its market leader position: 30 Dh Jawal access (SIM Card + phone number + 10 Dh communication credit), “Twin Jawal” reload plan (10+20 Dh), unlimited calls introduced in postpaid controlled plans.
The monthly ARPU9 11 was €10.5 (-7.1% compared to the same period last year) due to the strong increase of the customer base.
The churn rate reaches 16.6% (+6.5 points compared to the same period last year) with the sharp increase of the customer base and the decrease of the access fees.
Fixed and internet revenues grew by 7.7% to €560 million compared to the same period last year (+6.1% at constant currency).
This good performance was achieved thanks to the pricing modifications operated during the last quarter of 2005, the growth of the incoming international traffic (+12.7%) and to the continuing success of the broadband activity. The fixed customer base9 decreased to nearly 1.310 million lines (-2.9% compared to the same period last year).
Maroc Telecom stimulated the broadband market over this period with promotions, a sharp decrease in price on May 1st from 17% to 33% according to the rates, and migration to the upper rate with no pricing increase for the existing customers.
On May 31 2006, Maroc Telecom launched TV on ADSL, a very first in Morocco, Africa and in the Arabic countries.
The ADSL customer base9 experienced strong growth and reached 325,000 lines (+83,000 lines over the period, +140.7% compared to the same period last year).
Second Quarter:
Maroc Telecom’s revenues of €510 million increased by 12.3% compared to the same period last year (+11.3% at constant currency).
Mobile revenues grew 18.1% to €334 million compared to the same period last year (+17.1% at constant currency) due to the strong increase of the customer base.
Fixed and internet revenues grew 5.4% to €278 million compared to the same period last year (+4.6% at constant currency) thanks in particular to the success of the ADSL offers.
EBITA
First Half:
Maroc Telecom’s EBITA amounted to €410 million, increasing by 16.5% compared to the same period in 2005 (+14.6% at constant currency).
This performance resulted from the growth in revenue (11.5% at constant currency) and cost control, in particular acquisition costs in a context of steady growth of the mobile customer base9 10 (+ 687,000 customers over half year, + 24.2% compared to the end of June 2005) and the ADSL customer base9 (+ 83,000 lines over half year, +140.7% compared to the end of June 2005). This result also includes a €27 million provision for a new voluntary leave plan.

[11]	ARPU (Average Revenue Per User) is defined as revenues (from incoming and outgoing calls and data services), net of promotions, excluding roaming in and equipment sales, divided by average customer base over the period
Vivendi / 21

Holding & Corporate:
In the first half of 2006, the parent company, Vivendi S.A., reported revenues of €52 million and a profit of €398 million under French GAAP.
EBITA
First Half:
Holding & Corporate’s EBITA amounted to -€20 million, representing an increase of €36 million compared to the first half of 2005. This improvement was mainly driven by the positive impact (€59 million) of the actions implemented as part of the risk management of retirement pension obligations (please refer to section 1.1.5) offset by the increase in non recurring items (-€ 17 million) and the sale of assets recognized in 2005 (€11 million).
Vivendi / 22

4	Capital Resources for the Six Months Ended June 30, 2006 and June 30, 2005
Preliminary comment:
Vivendi considers Financial Net Debt, a non-GAAP measure, to be an important indicator measuring Vivendi’s indebtedness. Financial Net Debt is calculated as the sum of long-term and short-term borrowings and other long-term and short-term financial liabilities as reported on the Consolidated Statement of Financial Position, less cash and cash equivalents as reported on the Consolidated Statement of Financial Position as well as derivative financial instruments in assets and cash deposits backing borrowings (included in the Consolidated Statement of Financial Position under “financial assets”).
Financial Net Debt should be considered in addition to, not as a substitute for, Vivendi’s borrowings and other financial liabilities and cash and cash equivalents reported on the Consolidated Statement of Financial Position, as well as other measures of indebtedness reported in accordance with GAAP. Vivendi Management uses Financial Net Debt for reporting and planning purposes, as well as to comply with certain of Vivendi’s debt covenants.
As at June 30, 2006, Financial Net Debt amounted to €6,784 million compared to €3,768 million as at December 31, 2005.
Changes in Financial Net Debt for the half-year ended June 30, 2006
Financial Net Debt increased by €3,016 million during the half-year ended June 30, 2006. This increase is mainly due to the following transactions:
Cash flows used for investing activities amounted to €716 million, and mainly included:
•	the acquisition of the 7.659% minority stake held by Matsushita Electric Industrial (MEI) in Universal Studios Holding I Corp. (€964 million), SFR’s increased stake in the share capital of Neuf Telecom (€223 million), the advance paid to TF1 and M6 (€150 million; please refer to section 1.1.1) and the subscription to the NBC Universal capital increase (€98 million) to finance the acquisition of iVillage,

•	partially offset by the sale of DuPont shares (€534 million; please refer to section 1.1.4) and the redemption of the balance of the bonds issued by Neuf Telecom (€180 million).
Cash flows used for financing activities with respect to equity-related transactions amounted to €1,931 million, including:
•	€1,152 million with respect to the dividend paid by Vivendi S.A. to its shareholders (€1,147 million to Vivendi S.A. shareholders and €5 million to shareholders of Vivendi Exchangeco),

•	€805 million with respect to dividends and reimbursements of contribution of capital paid by consolidated subsidiaries to their minority shareholders: SFR (€276 million), Maroc Telecom (€425 million, including €154 million in the form of a capital reduction) and subsidiaries of Canal+ Group (€101 million).
In addition, the following items had an impact on Financial Net Debt, but had no cash impact as at June 30, 2006:
•	Recognition of financial liabilities relating to commitments to purchase minority interests (€995 million), with no cash impact, mainly related to the recording of the option granted to Lagardère to buy its 34% stake in CanalSat (€937 million). Since this commitment expires on December 31, 2006, it should be derecognized in
Vivendi / 23

the Consolidated Statement of Financial Position as at December 31, 2006 at the latest, even though the option was not exercised as at that date. In addition, if the final agreement of the French antitrust authorities, which is expected on August 30, 2006, did not concern Lagardère, this option would not be exercisable, and therefore the commitment would be derecognized in the Consolidated Statement of Financial Position before December 31, 2006;
•	The favorable impact of the increase in the value of other financial instruments (derivatives and cash equivalents, net of the impact of amortized cost on borrowings, €50 million), with no cash impact. In accordance with IAS 32 and 39, derivative financial instruments are recognized on the Consolidated Statement of Financial Position at their fair value.
These items were partially offset by cash flow from operations after interest and income tax paid (CFAIT), in an amount of €586 million, which includes the tax paid relating to the settlement of the DuPont litigation (€521 million) and is broken down as follows:
Cash flow from operations before purchases or sales of property, plant and equipment and intangible assets (CFFO before capex, net) increased by 8%, to reach €2,787 million (compared to €2,587 million during the same period in 2005). After including the purchases or sales of property, plant and equipment and intangible assets, net of change in related working capital, which amounted to €894 million (compared to €526 million during the same period in 2005), representing a €368 million increase, i.e. +70%, cash flow from operations (CFFO) of the business segments totaled €1,893 million (compared to €2,061 million during the same period in 2005), representing an 8% decrease. The main reasons for this decline are the increased capital expenditures made by the business segments (SFR network, set-top boxes and sports rights at Canal+ Group, servers and advances paid to developers at Vivendi Games) and the cash expense related to certain US pension plans (€78 million; please refer to section 1.1.5).
Cash flows used for interest and financing costs amounted to €49 million (compared to €460 million during the same period in 2005), representing an improvement of €411 million. Included in this amount are the interest paid of €115 million (compared to €101 million during the same period in 2005, representing a decline of 14%) and other financing costs which generated a positive cash flow of €66 million (compared to a cash expense of €359 million during the same period in 2005, representing an improvement of €425 million). These variances were due to:
•	the increase in interest paid results from the rise in US interest rates incurred on currency swaps and the increase in the average amount of borrowings at SFR;

•	on the contrary, cash flows from other financing costs mainly result from a foreign exchange gain (€80 million), whereas in 2005, cash expenses corresponded to premiums paid (€281 million) on the unwinding of interest rate swaps with no underlying borrowings, the early redemption of bonds exchangeable into Vinci shares and the remaining High Yield Notes, as well as a foreign exchange loss (€73 million).
Cash expenses related to income tax paid amounted to €1,258 million (compared to €1,284 million during the same period in 2005), representing an improvement of 2%:
•	for the half-year ended June 30, 2006, such amount included, in particular, tax paid on the settlement of the DuPont litigation (€521 million; please refer to section 1.1.4). In 2005, it included catch-up adjustments on the tax paid by SFR with respect to fiscal year 2004 (€628 million compared to €39 million paid in 2006 with respect to fiscal year 2005), resulting from the streamlining of the SFR Cegetel Group legal structure at the end of 2003.

•	excluding these impacts, income tax paid rose by 6.7%, in line with the increase in taxable earnings.
Vivendi / 24

	June 30, 2006
			Derivative financial
		Commitments to purchase	instruments and other	Financial Net
(In millions of euros)	Borrowings	minority interests	(a)	Debt
Borrowings and other financial liabilities
.Long-term	€4,361	€29	€29	€4,419
.Short-term	€2,091	€1,074	€16	3,181
Derivative financial instruments in assets			(22)	(22)
Cash deposits backing borrowings			(61)	(61)

	€6,452	€1,103	€(38)	€7,517
Cash and cash equivalents				(733)

Financial Net Debt				€6,784

	December 31, 2005
			Derivative financial
		Commitments to purchase	instruments and other	Financial Net
(In millions of euros)	Borrowings	minority interests	(a)	Debt
Borrowings and other financial liabilities
.Long-term	€4,442	€39	€64	€4,545
.Short-term	€2,125	€69	€21	2,215
Derivative financial instruments in assets			(29)	(29)
Cash deposits backing borrowings			(61)	(61)

	€6,567	€108	€(5)	€6,670
Cash and cash equivalents				(2,902)

Financial Net Debt				€3,768

(a)	“Other” corresponds to cash deposits backing borrowings.
Vivendi / 25

Since December 31, 2005, Vivendi increased the amount of its Financial Net Debt:

				Impact on
	refer to	Cash and cash	Borrowings and	Financial Net
(In millions of euros)	section	equivalents	other(a)	Debt
Financial Net Debt as at December 31, 2005		€(2,902)	€6,670	€3,768
Net cash related to :
Operating activities	4.1	(1,340)	—	(1,340)
Investing activities	4.2	1,527	(106)	1,421
Financing activities	4.3	1,954	976	2,930
Foreign currency translation adjustments		28	(23)	5

Change in Financial Net Debt over the half-year ended June 30, 2006		2,169	847	3,016

Financial Net Debt as at June 30, 2006		€(733)	€7,517	€6,784

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.
Vivendi / 26

4.1 Cash Flows Provided by Operating Activities
For the first half of 2006, cash flow from operations before capex, net amounted to €2,787 million representing an increase of 8% compared to the first half of 2005. However, after capex, net, they amounted to €1,893 million for the first half of 2006 compared to €2,061 million for the first half of 2005.

	Six Months Ended June 30,
(In millions of euros)	2006	2005	% Change
Revenues	€9,610	€9,131	5%
Operating expenses excluding depreciation and amortization	(6,579)	(6,390)	3%

Sub-total (modified EBITDA)	3,031	2,741	11%
Modified EBITDA /Revenues (%)	32%	30%	+2 points
Restructuring charges paid	(31)	(61)	-49%
Content investments, net (a)
Advances to artists and repertoire owners, net at UMG
Payment of advances	(265)	(251)	6%
Recoupment of advances	267	266	0%

	2	15	-87%
Film and television rights, net at Canal+group
Acquisition of film and television rights	(296)	(283)	5%
Consumption of film and television rights	273	234	17%

	(23)	(49)	-53%
Sport rights, net at Canal+Group
Acquisition of sport rights	(368)	(196)	88%
Consumption of sport rights	353	207	71%

	(15)	11	36%
Other	(56)	12	na *

	(92)	(11)	na *
Change in provisions included in modified EBITDA	(13)	16	na *
Other cash operating items excluded from modified EBITDA	(5)	25	na *
Other changes in net working capital	(292)	(283)	3%

Net cash provided by operating activities before income tax paid	€2,598	€2,427	7%

Dividends received from equity affiliates
NBC Universal	154	129	19%
Other	5	7	-29%

	159	136	17%
Dividends received from unconsolidated companies	30	24	25%

Cash flow from operations excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets, and related change in net working capital (CFFO before capex, net)	€2,787	€2,587	8%

Capital expenditure and proceeds from sales of property, plant, equipment and intangible assets (capex, net)
Capital expenditures
At SFR	(704)	(370)	90%
At Maroc Telecom	(138)	(118)	17%
Other	(112)	(76)	47%

	(954)	(564)	69%
Proceeds from sales of property, plant, equipment and intangible assets	5	74	-93%
Change in net working capital related to capital expenditures and proceeds from sales of property, plant, equipment and intangible assets	55	(36)	na *

	(894)	(526)	70%

Cash flow from operations (CFFO)	€1,893	€2,061	-8%

na*: not applicable
(a)	For more details, please refer to note 9 of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.

Vivendi / 27

Cash flow from operations (CFFO) by business unit was the following:

	Six Months Ended June 30,
(in millions of euros)	2006	2005	% Change
Universal Music Group	320	249	28.5%
Vivendi Games	59	73	-19.2%
Canal+Group	74	184	-59.8%
SFR	1,067	1,240	-14.0%
Maroc Telecom	421	325	29.5%
Holding & Corporate	(56)	(26)	-115.4%
Non core operations	8	16	-50.0%

Total Vivendi	€1,893	€2,061	-8.2%

Cash flow from operations after interest and income tax paid (CFAIT) increased by 85% to €586 million:

	Six Months Ended June 30,
(In millions of euros)	2006	2005	% Change
Cash flow from operations (CFFO)	€1,893	€2,061	-8%
Interest paid	(115)	(101)	14%
Premium paid as part of the early redemption of borrowings and the unwinding of derivative instruments
Unwinding of interest rate swaps without cash consideration	—	(131)	na	*
Early redemption of bonds exchangeable into Vinci shares	—	(109)	na	*
Early redemption of the High Yield Notes	—	(41)	na	*
Other	(3)	—	na	*

	(3)	(281)	na	*
Cash impact of currency hedging	80	(73)	na	*
Other financial items (excluding investments and divestments)	(11)	(5)	na	*

	66	(359)	na	*

Income tax (paid)/collected
Down-payment for the current year at SFR	(409)	(387)	6%
Ex-post payments for the previous year at SFR	(39)	(628)	-94%
Income tax paid at Maroc Telecom	(160)	(163)	-2%
Income tax paid with respect to DuPont settlement with IRS (June)	(521)	—	na	*
Other	(129)	(106)	22%

	(1,258)	(1,284)	-2%

Cash flow from operations after interest and income tax paid (CFAIT)	€586	€317	85%

na*: not applicable
As a result, cash flow provided by operating activities amounted to €1,340 million for the first half of 2006, versus €1,143 million for the first half of 2005, i.e. a €197 million increase.

	Six Months Ended June 30,
(In millions of euros)	2006	2005	% Change
Net cash provided by operating activities before income tax paid	€2,598	€2,427	7%
Income tax paid	(1,258)	(1,284)	-2%

Net cash provided by operating activities	€1,340	€1,143	17%

Contribution to the reduction of Financial Net Debt	(1,340)	(1,143)	17%

Vivendi / 28

4.2 Cash Flows Used for Investing Activities
In the first half of 2006, investing activities contributed €1, 421 million to the increase in Financial Net Debt.

				Impact on
	refer to	Impact on cash and	Impact on borrowings	Financial Net
(In millions of euros)	section	cash equivalents	and other (a)	Debt
Financial investments
Purchases of consolidated companies, after acquired cash
Purchase of the 7.7% stake held by MEI in USH (February)	1.1.1	964	—	964
Other (b)		29	(15)	14

		993	(15)	978

Purchases of investments in equity affiliates

Acquisition by SFR of an additional stake from 28,2% to 34,9% in Neuf Telecom (May)	1.1.1	223	—	223
Subscription to NBCU’s increase in capital to fund iVillage acquisition		98	—	98
Other (b)		1	—	1

		322	—	322

Increase in financial assets
Advance paid related to the TPS/Canal+ draft combination agreement (January)	1.1.1	150	—	150
Acquisition of an additional stake to hold 19.9% of the voting capital of Amp’d	1.1.2	25	—	25
Other (b)		43	—	43

		218	—	218

Total financial investments		1,533	(15)	1,518

Financial divestments
Proceeds from sales of consolidated companies, after divested cash
Early withdrawal of rental guarantees related to “Quartier 207” (June)	1.1.6	52	—	52
Divestiture of PSG (June)	1.1.1	(7)	(6)	(13)
Other (b)		1	(11)	(10)

		46	(17)	29

Sales of investments in equity affiliates
Remaining 20% stake in Ypso (January)	1.1.1	(36)	—	(36)
Other (b)		12	—	12

		(24)	—	(24)

Decrease in financial assets
Merger Cegetel – Neuf Telecom: reimbursement of all bonds issued by Neuf Telecom (including € 3 million interest, March)	1.1.1	(183)	—	(183)
Sogecable shares brought to Prisa as part of partial take-over bid (March), net of acquisitions on the market		(10)	—	(10)
Divestiture of DuPont shares on the market (June)	1.1.4	(534)	—	(534)
Other (b)		(6)	(74)	(80)

		(733)	(74)	(807)

Total financial divestments		(711)	(91)	(802)

Dividends received from equity affiliates		(159)	—	(159)
Dividends received from unconsolidated companies		(30)	—	(30)

Investing activities excluding capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		€633	€(106)	527

Capital expenditures		954	—	954
Proceeds from sales of property, plant, equipment and intangible assets		(5)	—	(5)
Change in net working capital related to capital expenditures and proceeds from sales of property, plant, equipment and intangible assets		(55)	—	(55)

Investing activities in the first half of 2006		€1,527	€(106)	1,421

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	Including acquisition and divestiture fees.

Vivendi / 29

4.3 Cash Flows Used for Financing Activities
In the first half of 2006, financing activities contributed €2,930 million to the increase in Financial Net Debt. Please refer to Notes 16 and 17 of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.

	Impact on cash	Impact on
	and cash	borrowings and	Impact on Financial
(In millions of euros)	equivalents	other (a)	Net Debt
Dividends and other transactions with shareholders
Net proceeds from issuance of common shares	(10)	—	(10)
(Sales) purchases of treasury shares	(16)	—	(16)
Dividends paid by Vivendi SA, €1 per share (May) (b)	1,152	—	1,152
Dividends and reimbursements of contribution of capital paid by consolidated companies to their minority shareholders
SFR (March/May) (c)	276	—	276
Maroc Telecom (May/June) (d)(e)	425	—	425
Canal+ Group	101	—	101
Other subsidiaries	3	—	3

	805	—	805

Dividends and other transactions with shareholders	€1,931	€—	€1,931

Transactions on borrowings and other financial liabilities
Setting up of long-term borrowings and increase in other long-term financial liabilities Setting up
SFR—€300 million notes (April)	(300)	300	—
Other	—	—	—

	(300)	300	—
Principal payment on long-term borrowings and decrease in other long-term financial liabilities Payments
SFR—€1.2 billion revolving credit facility	250	(250)	—
Other	16	(16)	—

	266	(266)	—
Principal payments on short-term borrowings
Vivendi-Bonds reimbursement	305	(305)	—
Maroc Telecom-MAD 6 billions notes-Tranche A: 2 billions (May)	182	(182)	—
Other	209	(209)	—

	696	(696)	—
Other changes in short-term borrowings and other short-term financial liabilities
Vivendi-Issuance of treasury bills	(109)	109	—
Vivendi—€900 million credit facility (cancelled in August 2006)	(350)	350	—
Other	(229)	229	—

	(688)	688	—
Other activities with no cash impact	—	(7)	(7)
Derivative instruments and commitments to repurchase minority interests
Put option granted to Lagardère on 34% of the share capital of CanalSat (f)	—	937	937
Other	—	20	20

	—	957	957
Interest paid	115	—	115
Other cash items related to financing activities	(66)	—	(66)

Transactions on borrowings and other financial liabilities	23	976	999

Financing activities in the first half of 2006	€1,954	€976	2,930

(a)	“Other” comprises commitments to purchase minority interests, derivative financial instruments and cash deposits backing borrowings.

(b)	Includes the dividend paid by Vivendi SA to its shareholders in an amount of €1,147 million (please refer to Section 1.1.8) and the compensation paid to the shareholders of Vivendi Exchange Co. (former Seagram shareholders) for €5 million.

(c)	In the first half of 2006, SFR paid €627 million as an interim dividend with
Vivendi / 30

respect to fiscal year 2006, including €276 million paid to its minority shareholder.

(d)	In the first half of 2006, Maroc Telecom paid dividends of €552 million, including €271 million paid to its minority shareholders.

(e)	The Combined Shareholders’ Meeting of Maroc Telecom held on March 30, 2006 decided to decrease the share capital by MAD 3.5 billion, or €315 million. Payments to shareholders, including €154 million to minority shareholders, took place in June.

(f)	For more details, please refer to note 19 of the notes to the Condensed Financial Statements for the half-year ended June 30, 2006.
Other borrowings in 2006
On August 3, 2006, Vivendi set up a €2 billion syndicated loan for a 5-year term, which can be extended by two years subject to the lenders’ approval. As at August 29, 2006, date of Vivendi’s Management Board meeting which approved the financial statements for the half-year ended June 30, 2006, this facility was undrawn. The loan contains customary provisions related to default, negative pledge and restrictions in terms of merger and divestiture transactions. This loan is also subject to the same financial ratios as the credit line set up in April 2005. Concurrently with this implementation, the €900 million syndicated loan set up in April 2006 was cancelled.
On April 25, 2006, SFR issued notes for €300 million for an 18-month term (October 2007 maturity).
Other undrawn facilities in 2006
On April 29, 2005, in order to benefit from favorable bank credit market conditions, Vivendi set up a €2 billion syndicated loan, to refinance its €2.5 billion syndicated loan. With an initial term of 5 years, the loan was extended by one year until April 2011. In February 2007, this syndicated loan can be extended by one more year until April 2012. As at August 29, 2006, date of Vivendi’s Management Board meeting which approved the financial statements for the half-year ended June 30, 2006, this facility was undrawn.
Furthermore, SFR set up a €1.2 billion credit facility in July 2004 for an initial 5-year term (April 2010 maturity), renewed in 2005 until April 2011 as well as a 5-year credit facility of €450 million in November 2005 (November 2010 maturity that can be extended by two years). As at August 29, 2006, date of Vivendi’s Management Board meeting which approved the financial statements for the half-year ended June 30, 2006, these two facilities were undrawn.
Description of Vivendi’s covenants
Vivendi has set up a number of borrowing facilities in the last few years in order to restructure its debt and improve its financing conditions.
As part of this policy, Vivendi and its subsidiary SFR are subject to certain financial covenants which require them to maintain various financial ratios computed at the end of each half-year, described hereunder. As at June 30, 2006, both Vivendi and SFR were in compliance with the applicable financial ratios.
The bonds issued by Vivendi carry customary provisions related to events of default and negative pledge.
The €2.0 billion syndicated facility, set up in April 2005, contains customary provisions related to events of default and restrictions in terms of negative pledge and divestiture and merger transactions.
Vivendi / 31

In addition, Vivendi is required to maintain a ratio of Proportionate Financial Net Debt12 to proportionate EBITDA13 at a maximum of 3 for the duration of the loan.
SFR has set up a certain number of financing arrangements. As such, SFR established a €1.2 billion credit line in July 2004, amended in 2005 (April 2010 maturity), as well as a credit line of €450 million in November 2005 (November 2010 maturity). Both credit lines contain customary default, negative pledge and merger and divestiture restrictions. These facilities are subject to a change in ownership clause. In addition, SFR must comply with the following financial ratios:
o	a ratio of Financial Net Debt to EBITDA not exceeding 3.5:1 ; and

o	a ratio of Earnings from operations to Net Financing costs (interest): equal to or greater than 3:1.
These ratios are computed at the end of each half-year.
Lastly, on January 4, 2005, SPT issued a MAD 6 billion facility to finance the acquisition of 16% of Maroc Telecom. The borrowing is comprised of two tranches: a MAD 2 billion tranche that was early reimbursed in May 2006 and a MAD 4 billion tranche with a 2011 maturity date. Vivendi has granted a security (caution solidaire) to SPT in the amount of MAD 6 billion. The security contract contains the same financial ratios as those included in the €2 billion syndicated loan, set up in April 2005.
This borrowing contains negative pledge, acquisition and restructuring restrictions and customary events of default provisions, as well as early repayment events in the case of a change in the borrower’s ownership or Vivendi’s non-compliance with financial ratios contained in the security agreement.
PLEASE NOTE THAT:
Vivendi S.A.’s cash flow on a consolidated basis is not available in full to Vivendi at the parent company level. In particular, dividends and other distributions (including payment of interest, redemption of borrowings, other returns on investment or other payments) from Vivendi’s subsidiaries are restricted under certain agreements. Some of Vivendi’s subsidiaries that are less than wholly-owned are unable to pool their cash with Vivendi and must pay a portion of any dividends to other shareholders. These subsidiaries include SFR and Maroc Telecom.
Since January 1, 2004, SFR has implemented a dividend distribution plan approved by its two shareholders which resulted in the distribution of exceptional premiums and reserves in the course of 2004 and the introduction of quarterly interim dividend payments.
In addition, the ability of Vivendi’s subsidiaries to make certain distributions may also be limited by financial assistance rules, corporate [employer] benefit laws and other legal restrictions which, if violated, might require the recipient to refund unlawful payments.

[12]	Defined as Vivendi Financial Net Debt less the share of Financial Net Debt attributable to minority shareholders of SFR and Maroc Telecom.

[13]	Defined as Vivendi modified EBITDA (Earnings from Operations before depreciation, amortization, restructuring and other one-time items) less modified EBITDA attributable to minority shareholders of SFR and Maroc Telecom plus the dividends received from entities that are not consolidated.
Vivendi / 32

5 FORWARD LOOKING STATEMENTS
This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as estimate(s), aim(s), expect(s), feel(s), will, may, believe(s), anticipate(s) and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music, motion picture or games releases, and anticipated cost savings from asset divestitures and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that management’s expectations, beliefs and projections will be achieved. There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among other things:
•	our ability to retain or obtain required licenses, permits, approvals and consents necessary for the completion of certain transactions or for the operation or expansion of Vivendi’s activities;

•	legal and regulatory requirements, and the outcome of legal proceedings and pending investigations;

•	the lack of commercial success of Vivendi’s product or services, particularly in the television, motion pictures, music and games markets;

•	challenges to loss, infringement, or inability to enforce intellectual property rights;

•	lost sales due to piracy, particularly in the motion picture and music business;

•	downturn in the markets in which we operate, particularly the music market;

•	synergies and profits arising from transactions and/or restructurings;

•	increased technical and commercial competition, particularly in the television market;

•	our ability to develop new technologies or introduce new products and services;

•	changes in our corporate rating or rating of Vivendi’s debt;

•	the availability and terms of financing;

•	changes in business strategy or development plans;

•	political instability in the jurisdictions in which we operate;

•	fluctuations in interest rates or foreign currency exchange rates and currency devaluations;

•	inflation and instability in the financial markets;

•	restrictions on the repatriation of capital;

•	natural disasters; and

•	war or acts of terrorism.
The foregoing list is not exhaustive; other factors may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons
Vivendi / 33

acting on our behalf speak only as of the date they are made and are expressly qualified in their entirety by the cautionary statements.
Vivendi / 34

B — Appendix to Operating and Financial Review and Prospects
Vivendi provides information related to the operating performances of its businesses on a comparable basis in order to better reflect the actual results of the operations, adjusted for changes in the scope of consolidation, and because it is recommended under IFRS to promote comparability. Nonetheless, this information on a comparable basis is not compliant with pro forma information as required by Article 11 of Regulation S-X under the US Securities Exchange Act of 1934. Revenues and EBITA on a comparable basis provide useful information to investors because they include comparable operations in each period presented and thus represent meaningful comparative information for assessing earnings trends.
1	Reconciliation of Revenues and EBITA as Published to Revenues and EBITA on a Comparable Basis for the Three Months ended June 30, 2005

	Three Months Ended June 30, 2005
	As	Divestiture of Canal+	SFR distribution	SFR phone directory		Comparable
(In millions of euros)	published	assets (a)	subsidiaries	activities	Other	basis
Revenues
Universal Music Group	1,054	—	—	—	—	1,054
Vivendi Games	125	—	—	—	—	125
Canal+ Group	816	(16)	—	—	—	800
SFR	2,175	—	(11)	(8)	(2)	2,154
Maroc Telecom	454	—	—	—	—	454
Non core operations and elimination of inter segment transactions	(2)	—	—	—	—	(2)

Total Vivendi	€4,622	€(16)	€(11)	€(8)	€(2)	€4,585

EBITA
Universal Music Group	157	—	—	—	—	157
Vivendi Games	5	—	—	—	—	5
Canal+ Group	67	13	—	—	—	80
SFR	740	—	—	—	—	740
Maroc Telecom	166	—	—	—	—	166
Holding & Corporate	(20)	—	—	—	—	(20)
Non core operations	30	—	—	—	—	30

Total Vivendi	€1,145	€13	€—	€—	€—	€1,158

EBITA / Revenues (%)	24.8%					25.3%

(a)	Mainly included the Paris Saint-Germain soccer club and NC Numéricâble.
Vivendi / 35

2	Reconciliation of Revenues and EBITA as Published to Revenues and EBITA on a Comparable Basis for the Six Months ended June 30, 2005

	Six Months Ended June 30, 2005
	As	Divestiture of	SFR distribution	SFR phone directory		Comparable
(In millions of euros)	published	Canal+assets(a)	subsidiaries	activities	Other	basis
Revenues
Universal Music Group	2,092	—	—	—	—	2,092
Vivendi Games	238	—	—	—	—	238
Canal+Group	1,697	(75)	—	—	—	1,622
SFR	4,239	—	9	(16)	(3)	4,229
Maroc Telecom	877	—	—	—	—	877
Non core operations and elimination of inter segment transactions	(12)	—	—	—	—	(12)

Total Vivendi	€9,131	€(75)	€9	€(16)	€(3)	€9,046

EBITA
Universal Music Group	241	—	—	—	—	241
Vivendi Games	19	—	—	—	—	19
Canal+Group	198	(7)	—	—	—	191
SFR	1,340	—	—	—	—	1,340
Maroc Telecom	352	—	—	—	—	352
Holding & Corporate	(56)	—	—	—	—	(56)
Non core operations	27	—	—	—	—	27

Total Vivendi	€2,121	€(7)	€—	€—	€—	€2,114

EBITA/Revenues(%)	23.2%					23.4%

(a)	Mainly included the Paris Saint-Germain soccer club and NC Numéricâble.
3	Changes in Presentation and New Options in the Adoption of IFRS
Other than changes in presentation with respect to the Group’s performance indicators as at June 30, 2006 presented in the preliminary notes of the Management Board’s Operating and Financial Review and Prospects, the Group has elected to apply certain new options in the adoption of the IFRS standards and several reclassifications were made in the fourth quarter of 2005, leading to a change in the Consolidated financial statements for the half-year ended June 30, 2005 in order to harmonize the presentation with the Consolidated Financial Statements for the half-year ended June 30, 2006.
For a description of accounting options related to the first adoption of IFRS and the changes since the publication of IFRS preliminary information published in the first half of 2005, please refer to Section 2 “First-time adoption of IFRS” of the Management Board’s Operating and Financial Review and Prospects for the years ended December 31, 2005 and 2004 – Chapter 4 of the Document de Référence filed with the AMF on March 28, 2006 under number D 06-178 (pages 130 et seq.).
Vivendi / 36

Summary tables of impacts of these adjustments on IFRS EBITA for the first half of 2005 and 2005:
Six Months Ended June 30, 2005

			Reclassification		Reversal of
			of the financial		amortization of
	IFRS Earnings from	Retrospective	component of	IFRS Earnings	intangible assets
	operations as	application of	employee benefit	from operations	acquired through
	published as at	IFRS 2 (IFRS 1,	plans	after changes	business
(in millions of euros)	September 13, 2005	§25B, 25C)	(IAS 19, §119)	(a)	combinations	IFRS EBITA(a)
Universal Music Group	142	(1)	5	146	95	241
Vivendi Games	13	—	—	13	6	19
Canal+Group	198	—	—	198	—	198
SFR	1,340	—	—	1,340	—	1,340
Maroc Telecom	341	—	—	341	11	352
Holding & Corporate	(67)	(2)	13	(56)	—	(56)
Non core operations	27	—	—	27	—	27

Total Vivendi	€1,994	€(3)	€18	€2,009	€112	€2,121

Full Year Ended December 31, 2005

		Reversal of
		amortization of
		intangible assets
	IFRS Earnings from	acquired through
	operations as	business
(in millions of euros)	published	combinations	IFRS EBITA(a)
Universal Music Group	480	201	681
Vivendi Games	41	14	55
Canal+Group	203	—	203
SFR	2,422	—	2,422
Maroc Telecom	762	24	786
Holding & Corporate	(195)	—	(195)
Non core operations	33	—	33

Total Vivendi	€3,746	€239	€3,985

(a)	For a detailed definition of EBITA, please refer to preliminary comments of the Management Board’s Operating and Financial Review and Prospects.
Summary table of impacts of these adjustments on IFRS Adjusted Net Income for the first half of 2005 and 2005:

	Six Months	Full Year Ended
	Ended June 30,	December 31,
(in millions of euros)	2005	2005
IFRS Adjusted net income as previously published	1,162	2,078
Reversal of amortization of intangible assets acquired through business combinations (a)	66	140
Retrospective application of IFRS 2 (IFRS 1, §25B, 25C) (a)	(3)	—
Reclassification of the financial component of employee benefit plans(IAS 19, §119) (a)	18	—

IFRS Adjusted net income, attributable to the equity holders of the parent (new definition)	€1,243	€2,218

(a)	Net of taxes and minority interests, if any.
In addition, only the retrospective application of IFRS 2 to all stock option plans had a -€3 million impact on earnings, attributable to equity holders of the parent for the half-year ended June 30, 2005 (which decreased from €1,260 million to €1,257 million). Earnings, attributable to equity holders of the parent for the year ended December 31, 2005 remained unchanged at €3,154 million.
Vivendi / 37

Disclaimer: this English language translation of the first half of 2006 Operating and Financial Review and Prospects and of the Unaudited Condensed Financial Statements for the half-year ended June 30, 2006 prepared under IFRS is provided solely for the convenience of English-speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Vivendi, its representatives and employees decline all responsibility in this regard
C — Unaudited Condensed Financial Statements for the First- Half Ended June 30, 2006
Consolidated Statement of Earnings for the Three Months and the Six Months Ended June, 30 2006 and June, 30 2005 (Unaudited) and the Year Ended December 31, 2005

		Three months ended June 30		Six months ended June 30		Year Ended
(In millions of euros, except per share amounts)	Note	2006	2005	2006	2005	December 31, 2005
Revenues	3	€4 844	€4 622	€9610	€9 131	€19 484
Cost of revenues		(2 243)	(2 131)	(4683)	(4 438)	(9 898)
Selling, general and administrative expenses		(1 343)	(1 428)	(2681)	(2 723)	(5 807)
Restructuring charges and other operating charges and income		(13)	25	(11)	39	(33)
Impairment losses of intangible assets acquired through business combinations		—	(154)	—	(154)	(170)

Earnings before interest and income taxes (EBIT)		1 245	934	2235	1 855	3 576
Income from equity affiliates	11	87	110	155	172	326
Interest	4	(66)	(57)	(115)	(101)	(218)
Income from investments	4	33	23	46	42	75
Other financial charges and income	4	(615)	255	(519)	240	619

Earnings from continuing operations before provision for income taxes		684	1 265	1802	2 208	4 378
Provision for income taxes	5	792	(222)	651	(385)	(204)

Earnings from continuing operations		1 476	1 043	2453	1 823	4 174
Earnings from discontinued operations	6	—	(5)	—	(34)	92

Earnings		1 476	1 038	2453	1 789	4 266

Attributable to :
Equity holders of the parent		1 155	756	1862	1 257	3 154

Minority interests		321	282	591	532	1 112

Earnings from continuing operations,attributable to the equity holders of the parent per share —basic (in euros)	7	€1.00	€0.66	€1.62	€1.11	€2.70
Earnings from continuing operations, attributable to the equity holders of the parent per share —diluted (in euros)	7	€0.99	€0.66	€1.60	€1.10	€2.68

Earnings from discontinued operations per share —basic (in euros)	7	€—	€—	€—	€(0.03)	€0.08
Earnings from discontinued operations per share —diluted (in euros)	7	€—	€—	€—	€(0.03)	€0.08

Earnings, attributable to the equity holders of the parent per share —basic (in euros)	7	€1.00	€0.66	€1.62	€1.10	€2.74
Earnings, attributable to the equity holders of the parent per share —diluted (in euros)	7	€0.99	€0.65	€1.60	€1.09	€2.72

Adjusted net income, attributable to equity holders of the parent	7	€750	€680	€1378	€1 243	€2 218
Adjusted net income, attributable to equity holders of the parent per share — basic (in euros)	7	€0.65	€0.59	€1.20	€1.08	€1.93
Adjusted net income, attributable to equity holders of the parent per share — diluted (in euros)	7	€0.65	€0.59	€1.19	€1.08	€1.91
The accompanying notes are an integral part of these unaudited Condensed Financial Statements.
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 32

Consolidated Statement of Financial Position as at June 30, 2006 (Unaudited) and December 31, 2005

			December 31,
(In millions of euros)	Note	June 30, 2006	2005
ASSETS
Goodwill	8	€14,546	€13,796
Non current content assets	9	2,270	2,462
Other intangible assets		2,166	1,937
Property, plant and equipment		4,205	4,331
Investments in equity affiliates	11	6,912	6,856
Non current financial assets	12	2,407	3,783
Deferred tax assets		2,065	1,784

Non current assets		34,571	34,949

Inventories	13	410	375
Current tax receivables		516	822
Current content assets	9	499	790
Trade accounts receivable and other	13	3,913	4,531
Short-term financial assets	12	234	114
Cash and cash equivalents		733	2,902

		6,305	9,534
Assets held for sale	16	83	—

Current assets		6,388	9,534

TOTAL ASSETS		€40,959	€44,483

EQUITY AND LIABILITIES
Share capital		€6,348	€6,344
Additional paid-in capital		6,959	6,939
Retained earnings and other		5,616	5,486

Equity, attributable to Vivendi’s shareholders		18,923	18,769
Minority interests		1,760	2,839

Total equity		20,683	21,608

Non current provisions		1,070	1,220
Long-term borrowings and other financial liabilities	16	4,419	4,545
Deferred tax liabilities		1,649	3,476
Other non current liabilities	13	1,458	1,342

Non current liabilities		8,596	10,583

Trade accounts payable and other	13	7,441	8,737
Current tax payables		490	762
Current provisions		494	578
Short-term borrowings and other financial liabilities	17	3,181	2,215

		11,606	12,292

Liabilities associated with assets held for sale	16	74	—

Current liabilities		11,680	12,292

Total liabilities		20,276	22,875

Contractual obligations and contingent assets and liabilities	19	—	—

TOTAL EQUITY AND LIABILITIES		€40,959	€44,483

The accompanying notes are an integral part of these unaudited Condensed Financial Statements.
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 33

Consolidated Statement of Cash Flows for the Six Months Ended June 30, 2006 and June 30, 2005 (Unaudited) and the Year Ended December 31, 2005

		Six months ended June 30,		Year ended
(In millions of euros)	Note	2006	2005	December 31, 2005
Operating activities:
EBIT		€2,235	€1,855	€3,576
Adjustments	18	747	866	1,528
Content investments, net	9	(92)	(11)	(15)

Gross cash provided by operating activities before income tax paid		2,890	2,710	5,089
Other changes in net working capital	13	(292)	(283)	(33)

Net cash provided by operating activities before income tax paid		€2,598	€2,427	€5,056
Income tax paid		(1,258)	(1,284)	(1,386)

Net cash provided by operating activities		€1,340	€1,143	€3,670
Investing activities:
Capital expenditures		(954)	(564)	(1,580)
Purchases of consolidated companies, after acquired cash		(993)	(1,215)	(1,406)
Purchases of investments in equity affiliates		(322)	—	—
Increase in financial assets		(218)	(447)	—

Investments		€(2,487)	€(2,226)	€(2,986)
Proceeds from sales of property, plant, equipment and intangible assets		5	74	89
Proceeds from sales of consolidated companies, after divested cash		(46)	(157)	(200)
Sales of investments in equity affiliates		24	—	54
Decrease in financial assets		733	73	226

Divestments		€716	€(10)	€169
Assets held for sale	6	—	(28)	—
Changes in net working capital related to to property, plant, equipment and intangible assets	13	55	(36)	199
Dividends received from equity affiliates	11	159	136	355
Dividends received from unconsolidated companies		30	24	37

Net cash provided by (used for) investing activities		€(1,527)	€(2,140)	€(2,226)
Financing activities:
Net proceeds from issuance of common shares		10	1	39
Sales (purchases) of treasury shares		16	(100)	(108)
Dividends paid by Vivendi S.A. to its shareholders		(1,152)	(689)	(689)
Dividends and reimbursements of contribution of capital paid by consolidated companies to their minority shareholders		(805)	(518)	(965)

Dividends and other transactions with shareholders		€(1,931)	€(1,306)	€(1,723)
Setting up of long-term borrowings and increase in other long-term financial liabilities		300	2,260	2,380
Principal payment on long-term borrowings and decrease in other long-term financial liabilities		(266)	(1,540)	(1,649)
Principal payment on short-term borrowings		(696)	(191)	(963)
Other changes in short-term borrowings and other short-term financial liabilities		688	236	920
Interest paid		(115)	(101)	(218)
Cash items related to financing activities		66	(354)	(485)

Transactions on borrowings and other financial liabilities		€(23)	€310	€(15)

Net cash provided by (used for) financing activities		(1,954)	(996)	(1,738)
Foreign currency translation adjustments		(28)	28	37
Net cash related to discontinued operations	6	—	(2)	—

Change in cash and cash equivalents		€(2,169)	€(1,967)	€(257)

Cash and cash equivalents:

At beginning of the period		€2,902	€3,159	€3,159

At end of the period		€733	€1,192	€2,902

The accompanying notes are an integral part of these unaudited Condensed Financial Statements.
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 34

Consolidated Statement of Changes in Equity for the Six Months Ended June 30, 2006 and June 30, 2005 (Unaudited) and the Year Ended December, 31 2005
Six Months Ended 30, June 2006

		Attributable to Vivendi S.A. shareholders
					Retained Earnings and Other							Equity,
								Foreign				attributable
		Common shares						currency				to equity
		Number of shares		Additional	Retained		Net unrealized	translation		Treasury		holders of
(In millions of euros, except number of shares)	Note	(In thousands)	Amount	paid-in capital	earnings		gains (losses)	adjustments		shares	Total	the parent	Minority interests	Total equity
BALANCE AS AT DECEMBER 31, 2005		1,153,477	6,344	€6,939	€5,342		€899	€(702)		€(53)	€5,486	€18,769	€2,839	€21,608

Dividends paid by Vivendi S.A. (€1.0 per share)		—	—	—	(1,152	) (a)	—	—		—	(1,152)	(1,152)	—	(1,152)
Other transactions with shareholders		682	4	20	(64	) (b)	—	—		(4)	(68)	(44)	—	(44)

Dividends and other transactions with Vivendi SA shareholders		682	4	20	(1,216)		—	—		(4)	(1,220)	(1,196)	—	(1,196)

Acquisition of an additional 7.7% stake in USH I	2	—	—	—	—		—	—		—	—	—	(832)	(832)
Dividends and reimbursements of contribution of capital paid by subsidiaries to minority interests		—	—	—	—		—	—		—	—	—	(805)	(805)
Other transactions with minority interests		—	—	—	—		—	—		—	—	—	(38)	(38)

Transactions with minority interests		—	—	—	—		—	—		—	—	—	(1,675)	(1,675)

Earnings		—	—	—	1,862		—	—		—	1,862	1,862	591	2,453
Charges and income directly recognized in equity		—	—	—	(29)		(37)	(446)	(c)	—	(512)	(512)	5	(507)

Total recognized charges and income for the period		—	—	—	1,833		(37)	(446)		—	1,350	1,350	596	1,946

Total changes over the period		682	4	20	617		(37)	(446)		(4)	130	154	(1,079)	(925)

BALANCE AS AT JUNE 30, 2006		1,154,159	6,348	€6,959	€5,959		€862	€(1,148)		€(57)	€5,616	€18,923	€1,760 (d)	€20,683

The accompanying notes are an integral part of these unaudited Condensed Financial Statements.

(a)	Including €5 million paid to shareholders of Vivendi Exchangeco (former Seagram shareholders).

(b)	Including the counterpart of the share-based compensation cost related to equity-settled instruments for the period (€17 million) and the reclassification of the estimated value of the vested rights as at May 15, 2006 of the ADS option plans, converted into SAR plans in liabilities, as non current provisions (-€67 million).

(c)	Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of €-363 million.

(d)	Including cumulative foreign currency translation adjustments of €-25 million.
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 35

Six Months Ended 30, June 2005

	Attributable to Vivendi S.A. shareholders
				Retained Earnings and Other						Equity,
	Common shares
			Additional				Foreign			attributable	Minority interests	Total equity
				Retained		Net unrealized		Treasury
			paid-in capital				currency		Total	to equity
		Amount		earnings		gains(losses)		shares
	Number of shares						translation			holders of

(In millions of euros, except number of shares)	(In thousands)						adjustments			the parent

BALANCE AS AT DECEMBER 31, 2004	1,072,624	5,899	€7,313	€2,929		€910	€(1,593)	€(9)	€2,237	€15,449	€2,643	€18,092

Dividends paid by Vivendi S.A.(€0.6 per share)	—	—	—	(689	) (a)	—	—	—	(689)	(689)	—	(689)

Other transactions with shareholders	95	1	22	(5)		—	—	(37)	(42)	(19)	—	(19)

Dividends and other transactions with Vivendi SA shareholders	95	1	22	(694)		—	—	(37)	(731)	(708)	—	(708)

Acquisition of an additional 16% stake in Maroc Telecom	—	—	—	—		—	—	—	—	—	(38)	(38)
Dividends and reimbursements of contribution of capital paid by subsidiaries to minority interests	—	—	—	—		—	—	—	—	—	(530)	(530)
Other transactions with minority interests	—	—	—	—		—	—	—	—	—	(6)	(6)

Transactions with minority interests	—	—	—	—		—	—	—	—	—	(574)	(574)

Earnings	—	—	—	1,257		—	—	—	1,257	1,257	532	1,789

Charges and income directly recognized in equity	—	—	—	(18)		(24)	812 (b)	—	770	770	80	850

Total recognized charges and income for the period	—	—	—	1,239		(24)	812	—	2,027	2,027	612	2,639

Total changes over the period	95	1	22	545		(24)	812	(37)	1,296	1,319	38	1,357

BALANCE AS AT JUNE 30, 2005	1,072,719	5,900	€7,335	€3,474		€886	€(781)	€(46)	€3,533	€16,768	€2,681 (c)	€19,449

The accompanying notes are an integral part of these unaudited Condensed Financial Statements.
(a)	Including €47 million paid to the bondholders of ORA (November 2005) and €3 million paid to shareholders of Vivendi Exchangeco (former Seagram shareholders).

(b)	Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of €644 million.

(c)	Including cumulative foreign currency translation adjustments of €-20 million.

Unaudited Condensed Financial Statements for the half –year ended June 30, 2006

Vivendi / 36

Year ended December 31, 2005

	Attributable to Vivendi S.A. shareholders
				Retained Earnings and Other
										Equity,
	Common shares
							Foreign			attributable
			Additional								Minority interests	Total equity
				Retained		Net unrealized	currency	Treasury		to equity
			paid-in capital						Total
	Number of shares			earnings		gains (losses)	translation	shares		holders of
		Amount
							adjustments			the parent
(In millions of euros, except number of shares)	(In thousands)

BALANCE AS AT DECEMBER 31, 2004	1,072,624	5,899	€7,313	€2,929		€910	€(1,593)	€(9)	€2,237	€15,449	€2,643	€18,092

Redemption of ORA (November 2005)	78,672	433	(433)	—		—	—	—	—	—	—	—

Dividends paid by Vivendi S.A.(€0.6 per share)	—	—	—	(689	) (a)	—	—	—	(689)	(689)	—	(689)

Other transactions with share holders	2,181	12	59	12		—	—	(44)	(32)	39	—	39

Dividends and other transactions with Vivendi SA shareholders	80,853	445	(374)	(677)		—	—	(44)	(721)	(650)	—	(650)

Acquisition of an additional 16% stake in Maroc Telecom	—	—	—	—		—	—	—	—	—	(38)	(38)

Dividends and reimbursements of contribution of capital paid by subsidiaries to minority interests	—	—	—	—		—	—	—	—	—	(965)	(965)
Other transactions with minority interests	—	—	—	—		—	—	—	—	—	(18)	(18)

Transactions with minority interests	—	—	—	—		—	—	—	—	—	(1,021)	(1,021)

Earnings	—	—	—	3,154		—	—	—	3,154	3,154	1,112	4,266

Charges and income directly recognized in equity	—	—	—	(64)		(11)	891 (b)	—	816	816	105	921

Total recognized charges and income for the period	—	—	—	3,090		(11)	891	—	3,970	3,970	1,217	5,187

Total changes over the period	80,853	445	(374)	2,413		(11)	891	(44)	3,249	3,320	196	3,516

BALANCE AS AT DECEMBER 31, 2005	1,153,477	6,344	€6,939	€5,342		€899	€(702)	€(53)	€5,486	€18,769	€2,839 (c)	€21,608

The accompanying notes are an integral part of these unaudited Condensed Financial Statements.
(a)	Including €47 million paid to the bondholders of ORA (November 2005) and €3 million paid to shareholders of Vivendi Exchangeco (former Seagram shareholders).

(b)	Including changes in foreign currency translation adjustments relating to the investment in NBC Universal of €761 million.

(c)	Including cumulative foreign currency translation adjustments of €2 million.

Unaudited Condensed Financial Statements for the half –year ended June 30, 2006

Vivendi / 37

Statement of Recognized Charges and Income for the Six Months Ended June 30, 2006 and June 30, 2005 and Year Ended December 31, 2005 (Unaudited)

		Six Months ended June 30, 2006			Six Months ended June 30, 2005			Year Ended December 31, 2005
		Charges and	Attributable to :		Charges and	Attributable to :		Charges and	Attributable to :
		income recorded	Vivendi SA’s	Minority	income recorded	Vivendi SA’s	Minority	income recorded	Vivendi SA’s	Minority
(In millions of euros)	Note	over the period	shareholders	interests	over the period	shareholders	interests	over the period	shareholders	interests
Earnings		2,453	1,862	591	1,789	1,257	532	4,266	3,154	1,112

- Foreign currency translation adjustments		(479)	(446)	(33)	901	812	89	1,002	891	111
.Assets available for sale	12	(23)	(23)	—	(45)	(44)	(1)	(87)	(86)	(1)
-Valuation gains/(losses ) taken to equity		(44)	(44)	—	(45)	(44)	(1)	170	171	(1)
-Transferred to profit or loss on divestiture		21	21	—	—	—	—	(257)	(257)	—
.Cash flow hedges		11	6	5	—	—	—	(1)	(1)	—
.Tax		(22)	(20)	(2)	20	20	—	76	76	—

- Unrealized gains (losses)		(34)	(37)	3	(25)	(24)	(1)	(12)	(11)	(1)
.Charges and income directly recorded in equity related to equity affiliates	11	10	10	—	(12)	(11)	(1)	(11)	(10)	(1)
.Other		(4)	(39)	35	(14)	(7)	(7)	(58)	(54)	(4)

- Other impacts on retained earnings		6	(29)	35	(26)	(18)	(8)	(69)	(64)	(5)

Charges and income directly recognized in equity		(507)	(512)	5	850	770	80	921	816	105

Total recognized charges and income for the period		1,946	1,350	596	2,639	2,027	612	5,187	3,970	1,217

Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 38

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
On August 29, 2006, Vivendi’s Management Board approved the Condensed Financial Statements for the half-year ended June 30, 2006. On September 6, 2006, these financial statements were reviewed by Vivendi’s Supervisory Board, after their review by the Audit Committee on September 5, 2006.
Note 1. Accounting policies and valuation methods
The unaudited condensed financial statements for the half-year ended June 30, 2006 should be read in conjunction with the audited consolidated financial statements of Vivendi for the year ended December 31, 2005, as published in the 2005 “Document de Référence” (annual report) that was filed under number D.06-178 with the “Autorité des marchés financiers” (AMF) on March 28, 2006 (“the 2005 Document de Référence”).
1.1. Half-Year Financial Statements
The consolidated financial statements of Vivendi for the first half of 2006 are presented and have been prepared based on the provisions of IAS 34 “Interim financial reporting” as approved by the European Union. As a result, Vivendi applied the same accounting methods used for the consolidated financial statements for the year ended December 31, 2005 (please refer to note 1 “Accounting policies and valuation methods” presented in those financial statements) and the following provisions were applied:
•	Provisions for income taxes have been calculated on the basis of the estimated effective, annual tax rate applied to the pre-tax earnings adjusted for any items subjected to a lower tax rate. However, where a lower tax rate is applicable, the current rate has been used for the calculation. The assessment of the annual effective tax rate takes into consideration notably the recognition of anticipated deferred tax assets for the full year which were not previously recognized.
•	Compensation costs recorded for stock options, employee benefits and profit-sharing have been included on a pro rata basis of the estimated cost for the year, adjusted for non-recurring events which occurred over the period, if necessary.
The accompanying condensed financial statements for the first half ended June 30, 2006 are unaudited but, in the opinion of management, contain all items (consisting of normal recurring accruals) considered necessary to present a fair statement of the Group’s financial position, the results of operations and cash flows for the period.
1.2. Changes in Presentation
As of June 30, 2006, considering the practices of major European companies with respect to the application of IFRS and the accounting impact of acquisitions, Vivendi has made the following changes to the presentation of its consolidated statement of earnings and its consolidated statement of cash flows as well as the operating performances of its business segments and of the Group.
Pursuant to IAS 1, Vivendi has applied these presentation changes to all the periods presented.
1.2.1 Change in presentation of the consolidated statement of earnings
Vivendi Management has decided to simplify the consolidated statement of earnings presentation by eliminating certain subtotals which are not currently used. Pursuant to IAS 1, the main account headings presented in the consolidated statement of earnings of Vivendi are revenues, income from equity affiliates, interest, provision for income taxes, earnings from discontinued operations and earnings.
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 39

In addition, the presentation of the consolidated statement of earnings now includes a subtotal known as “EBIT”. EBIT is defined as the difference between charges and income that do not result from financial activities, equity affiliates, discontinued operations and tax. As a result, EBIT includes the following items:
-	revenues,*

-	cost of revenues,*

-	selling, general and administrative expenses,* which include costs related to employee benefit plans (excluding the financial component) and share-based payments,

-	restructuring costs,

-	changes in the fair value of foreign currency hedging instruments relating to operating activities,

-	proceeds from disposals of property, plant and equipment and intangible assets,

-	amortization of intangibles acquired through business combinations,*

-	impairment losses of goodwill and other intangibles acquired through business combinations*.
It does not include the following items:
-	income from equity affiliates,*

-	interest,*

-	income from investments, including dividends received from unconsolidated interests as well as interest collected on current account advances to equity affiliates and loans to unconsolidated interests,*

-	other financial charges and income,*

-	earnings from discontinued operations,*

-	provision for income taxes,*

*	items as presented in the consolidated statement of earnings and segment data by business unit.
1.2.2 Change in presentation of the consolidated statement of cash flows
As a result of the change in presentation of the consolidated statement of earnings, Vivendi Management decided to change the presentation of the consolidated statement of cash flows in accordance with IAS 7.
•	Net cash provided by operating activities
Net cash provided by operating activities is henceforth calculated using the indirect method based on EBIT instead of earnings. EBIT is adjusted for non-cash impact items and the change in net working capital. Net cash provided by operating activities henceforth excludes the cash impacts of financial charges and income and the net change in working capital related to property, plant and equipment and intangible assets.
•	Net cash used for investing activities
Net cash used for investing activities henceforth includes the change in net working capital related to property, plant and equipment and intangible assets as well as the cash impact of income received from financial investments (particularly, dividends received from equity affiliates).
•	Net cash used for financing activities
Net cash used for financing activities henceforth includes the net interest paid on borrowings and cash and cash equivalents as well as the cash impact of other items related to financing activities such as premiums paid in connection with the
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 40

reimbursement of borrowings, the unwinding of derivative instruments and the cash impact of foreign currency hedging.
1.2.3	Change in presentation of the operating performance by business segment and of the Group
•	EBITA
Vivendi Management evaluates the performance of the business segments and allocates necessary resources to them based on certain operating indicators (segment earnings and cash flow from operations). Until June 30, 2006, segment earnings corresponded to earnings from operations of each business.
As of June 30, 2006, earnings from operations (EFO) was replaced by earnings before interest and income taxes (EBITA), a non-GAAP measure, as the key operating performance measure of the business units reported in the segment data. The difference between EBITA and previously published EFO consists in the amortization of intangible assets acquired through business combinations that is excluded from EBITA. The method for calculating EBITA therefore eliminates the accounting impact of the amortization of intangible assets acquired through business combinations and enables the operating performance of the business segments to be measured:
-	on a comparable basis, regardless of whether their activity results from the company’s internal growth or acquisitions ;

-	on a basis closer to the cash that they generate, by eliminating accounting amortization with no cash impact.
The difference between EBITA and EFO consists of the amortization of intangible assets acquired through business combinations and the impairment of goodwill and other intangibles acquired through business combinations that are included in EBIT.
•	Adjusted net income attributable to equity holders of the parent
Vivendi considers adjusted net income, attributable to equity holders of the parent, a non-GAAP measure, as a relevant indicator of the Group’s operating and financial performance. Vivendi Management uses adjusted net income, attributable to equity holders of the parent, because it provides a better illustration of the performance of continuing operations excluding most non-recurring and non-operating items.
Following the adoption of EBITA as the key operating performance measure of the business segments reported in the segment data, Vivendi Management decided to change the method for calculating adjusted net income by excluding amortization of intangible assets acquired through business combinations.
Adjusted net income, attributable to equity holders of the parent, includes the following items:
-	EBITA,*

-	income from equity affiliates,*

-	interest,*

-	income from investments, including dividends received from unconsolidated interests as well as interest collected on advances to equity affiliates and loans to unconsolidated interests,*

-	as well as taxes and minority interests related to these items.
It does not include the following items:
-	impairment losses of goodwill and other intangibles acquired through business combinations,*
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 41

-	henceforth, the amortization of intangibles acquired through business combinations,*
-	other financial charges and income,*
-	earnings from discontinued operations,*
-	provision for income taxes and minority interests relating to these adjustments,
-	as well as non-recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, and the reversal of tax liabilities relating to tax years no longer open to audit or having been settled with the tax authorities).

*	items as presented in the consolidated statement of earnings and segment data by business unit.
1.3.	New IFRS Applicable as of January 1, 2006
The new IFRS applicable as of January 1, 2006, as described in the note 1.6 to the notes to the audited consolidated financial statements of Vivendi for the year ended December 31, 2005, were not applicable the period.

Note 2.	Changes in the Scope of Consolidation for the First Half Ended June 30, 2006
2.1.	Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding I Corp. – February 7, 2006
On February 7, 2006, Vivendi finalized the acquisition of the 7.659% minority interest which Matsushita Electric Industrial Co, Ltd (MEI) held in Vivendi’s subsidiary, Universal Studios Holding I Corp. (USHI) for a purchase consideration of $1,154 million. USHI is a holding company located in the US, owned 92.341% by Vivendi. Its assets consist of Vivendi’s main stakes in the US (excluding Vivendi Games): 100% of Universal Music Group (UMG), and 20% of NBC Universal (NBCU). Due to this transaction, Vivendi increased its control and interest in UMG from 92.3% to 100% and from 18.5% to 20% in NBCU.
The excess of the acquisition cost (€964 million) over the carrying amount of minority interests acquired (€832 million) was recognized as goodwill for €67 million allocated to UMG and as investment in equity affiliate NBC Universal for €65 million.
2.2.	Increase of SFR’s Stake in Neuf Telecom
In May 2006, after using its pre-emptive rights, SFR increased its stake in Neuf Telecom from 28.2 % to 34.9 % through the acquisition of part of the stake held by Telecom Italia and the one held by a financial investor. The purchase consideration amounted to €223 million, before contingent earn-out. Please refer to Notes 11 “Investments in equity affiliates” and 19 “Commitments”. In addition, the shareholders’ agreement between SFR and Louis Dreyfus remains unchanged and SFR will continue to consolidate Neuf Telecom using the equity method.
2.3. Divestiture of the Paris Saint-Germain soccer club
In June 2006, Canal+ Group sold the Paris Saint-Germain soccer club to Colony Capital, for a total consideration of €26 million. This divestiture generated a capital loss of €6 million.
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 42

2.4.	Stake in PTC
Due to the legal disputes opposing Elektrim Telekomunikacja (Telco), Vivendi, Deutsche Telekom and Elektrim SA, the legal uncertainty surrounding the ownership of Telco’s stake in PTC prevents Telco from exercising joint control over PTC, as provided in the bylaws of PTC. As a result of this situation, Vivendi has not consolidated its stake in PTC.
In addition, the Polish courts have recently rendered several unfavorable decisions against Telco (decision of the Warsaw Court of Appeal on March 29, 2006, followed by the decision of the Court of Appeal on June 14, 2006 which cancelled the registration of Telco as a PTC shareholder on the Trade and Companies Registry and the decision on July 13, 2006 of the Trade and Companies Registry to re-instate Elektrim as a PTC shareholder). As a result, Vivendi has recognized a loss of €496 million on the PTC shares as at June 30, 2006. Please refer to Notes 4 “Financial charges and income”, 12 “Financial Assets” and 20 “Litigations”.
Notwithstanding these unfavorable decisions, Vivendi and Telco have continued to assert their legal rights by filing an appeal against the March 29, 2006 decision before the Polish Supreme Court and through other legal recourse, particularly compensatory, the outcome of which remains uncertain. On August 16, 2006, Telco obtained a decision which suspends the effects of the decision of March 29, 2006 until the appeal is examined by the Supreme Court. Please refer to Note 20 “Litigations”.
Note 3. Segment data
     3.1. Business segment data
The Group’s activities operate through different Media and Telecommunications businesses. Each business offers different products and services that are marketed through different channels. Given the unique customer base, technology, marketing and distribution requirements of these businesses, they are managed separately and represent the primary segment reporting level. As at June 30, 2006, Vivendi had five business segments: Universal Music Group, Vivendi Games, Canal+ Group, SFR, and Maroc Telecom.
Additionally, segment data is elaborated according to the following principles:
•	The segment “Holding & Corporate” includes the cost of Vivendi S.A.’s headquarters in Paris and of its New York City office, after the allocation of a portion of these costs to each of the businesses.

•	Cegetel S.A.S. (divested on August 22, 2005) qualified as discontinued operations in 2005, pursuant to IFRS 5, paragraph 34.

•	The segment “Non core operations” includes miscellaneous businesses outside Vivendi’s core businesses (mainly Vivendi Valorisation), whose assets are being divested or liquidated and which are not sufficiently material to be disclosed as discontinued operations as required by IFRS 5.

•	Inter-segment commercial relations are conducted on an arm’s length basis on terms and conditions close to those which would be proposed by third parties.

•	The business segments presented hereunder are identical to those appearing in the information given to Vivendi’s Management and Supervisory Boards.
Vivendi presents segment data for five geographic areas, among which are four main geographic markets (France, Rest of Europe, US and Morocco), as well as the rest of the world.
Unaudited Condensed Financial Statements for the half –year ended June 30, 2006
Vivendi / 43

3.1.1	Consolidated Statement of Earnings for the Six Months Ended June 30, 2006 and June 30, 2005 and the Year Ended December 31, 2005

	Universal
Six Months ended June 30, 2006	Music	Vivendi	Canal+		Maroc	Holding &	Non core
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Eliminations	Total Vivendi
External revenues	€2,195	€296	€1,809	€4,300	€991	€—	€19	€—	€9,610
Inter-segments revenues	7	—	24	1	2	—	—	(34)	—

Revenues	€2,202	€296	€1,833	€4,301	€993	€—	€19	€(34)	€9,610
Operating expenses excluding amortization and depreciation	(1,873)	(219)	(1,552)	(2,506)	(427)	(17)	(19)	34	(6,579)

Sub-total (modified EBITDA)	€329	€77	€281	€1,795	€566	€(17)	€—	€—	€3,031
Restructuring charges	(8)	(1)	—	—	(30)	—	—	—	(39)
Gains (losses) on tangible and intangible assets	—	1	—	(4)	1	—	(2)	—	(4)
Other non recurring items	—	—	—	—	—	1	29	—	30

Sub-total	€321	€77	€281	€1,791	€537	€(16)	€27	€—	€3,018
Depreciation of tangible assets	(26)	(12)	(52)	(254)	(101)	(3)	(5)	—	(453)
Amortization of intangible assets excluding those acquired through business combinations	—	(3)	(39)	(148)	(26)	(1)	—	—	(217)

Adjusted earnings before interest and income taxes (EBITA)	€295	€62	€190	€1,389	€410	€(20)	€22	€—	€2,348

Amortization of intangible assets acquired through business combinations	(101)	—	—	—	(12)	—	—	—	(113)
Impairment losses of intangible assets acquired through business combinations	—	—	—	—	—	—	—	—	—

Earnings before interest and income taxes (EBIT)	€194	€62	€190	€1,389	€398	€(20)	€22	€—	€2,235

Income from equity affiliates									155
Interest									(115)
Income from investments									46
Other financial charges and income									(519)
Provision for income taxes									651
Earnings from discontinued operations									—

Earnings									€2,453

Attributable to :
Equity holders of the parent									1,862
Minority interests									591
Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal ( €157 million), an investment allocated to the Holding & Corporate business segment and of Neuf Cegetel (- €2 million), an investment allocated to SFR.

	Universal
Six Months ended June 30, 2005	Music	Vivendi	Canal+		Maroc	Holding &	Non core
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Eliminations	Total Vivendi
External revenues	€2,083	€238	€1,670	€4,237	€872	€—	€31	€—	€9,131
Inter-segments revenues	9	—	27	2	5	—	1	(44)	—

Revenues	€2,092	€238	€1,697	€4,239	€877	€—	€32	€(44)	€9,131
Operating expenses excluding amortization and depreciation	(1,817)	(205)	(1,404)	(2,528)	(381)	(58)	(41)	44	(6,390)

Sub-total (modified EBITDA)	€275	€33	€293	€1,711	€496	€(58)	€(9)	€—	€2,741
Restructuring charges	(4)	—	1	—	(28)	2	2	—	(27)
Gain (losses) on tangible and intangible assets	2	—	(2)	(4)	—	11	—	—	7
Other non recurring items	1	1	1	(1)	1	(7)	41	—	37

Sub-total	€274	€34	€293	€1,706	€469	€(52)	€34	€—	€2,758
Depreciation of tangible assets	(33)	(8)	(60)	(228)	(90)	(4)	(7)	—	(430)
Amortization of intangible assets excluding those acquired through business combinations	—	(7)	(35)	(138)	(27)	—	—	—	(207)

Adjusted earnings before interest and income taxes (EBITA)	€241	€19	€198	€1,340	€352	€(56)	€27	€—	€2,121

Amortization of intangible assets acquired through business combinations	(95)	(6)	—	—	(11)	—	—	—	(112)

Earnings from operations	€146	€13	€198	€1,340	€341	€(56)	€27	€—	€2,009

Impairment losses of intangible assets acquired through business combinations	(33)	—	3	—	—	(124)	—	—	(154)

Earnings before interest and income taxes (EBIT)	€113	€13	€201	€1,340	€341	€(180)	€27	€—	€1,855

Income from equity affiliates									172
Interest									(101)
Income from investments									42
Other financial charges and income									240
Provision for income taxes									(385)
Earnings from discontinued operations									(34)

Earnings									€1,789

Attributable to :
Equity holders of the parent									1,257
Minority interests									532
Income from equity affiliates mainly comprised the Group’s share in earnings of NBC Universal ( €188 million), an investment allocated to the Holding & Corporate business segment and of Cegetel (28,2%, i.e. - €21 million), an investment allocated to SFR.
Earnings from discontinued operations comprised the Group’s share in earnings of Cegetel S.A.S. (71.8%, i.e. - €34 million), recorded under SFR (please refer to Note 6 “Discontinued operations”).
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 44

	Universal
Year ended December 31, 2005	Music	Vivendi	Canal+		Maroc	Holding &	Non core
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Eliminations	Total Vivendi

External revenues	€4877	€641	€3379	€8683	€1848	€—	€56	€—	€19484
Inter-segments revenues	16	—	73	4	12	—	5	(110)	—

Revenues	€4893	€641	€3452	€8687	€1860	€—	€61	€(110)	€19484
Operating expenses excluding amortization and depreciation	(4133)	(555)	(3083)	(5478)	(804)	(149)	(61)	110	(14153)

Sub-total (modified EBITDA)	€760	€86	€369	€3209	€1056	€(149)	€—	€—	€5331
Restructuring charges	(26)	(1)	1	—	(28)	2	1	—	(51)
Gains (losses) on tangible and intangible assets	8	—	(4)	(20)	—	11	—	—	(5)
Other non recurring items	—	(1)	2	—	—	(52)	47	—	(4)

Sub-total	€742	€84	€368	€3189	€1028	€(188)	€48	€—	€5271
Depreciation of tangible assets	(61)	(18)	(96)	(478)	(195)	(7)	(15)	—	(870)
Amortization of intangible assets excluding those acquired through business combinations	—	(11)	(69)	(289)	(47)	—	—	—	(416)

Adjusted earnings before interest and income taxes (EBITA)	€681	€55	€203	€2422	€786	€(195)	€33	€—	€3985

Amortization of intangible assets acquired through business combinations	(201)	(14)	—	—	(24)	—	—	—	(239)

Earnings from operations	€480	€41	€203	€2422	€762	€(195)	€33	€—	€3746

Impairment losses of intangible assets acquired through business combinations	(50)	—	4	—	—	(124)	—	—	(170)

Earnings before interest and income taxes (EBIT)	€430	€41	€207	€2422	€762	€(319)	€33	€—	€3576

Income from equity affiliates									326
Interest									(218)
Income from investments									75
Other financial charges and income									619
Provision for income taxes									(204)
Earnings from discontinued operations									92

Earnings									€4266

Attributable to :
Equity holders of the parent									3154
Minority interests									1112

3.1.2	Consolidated statement of financial position as at June 30, 2006

	Universal
	Music	Vivendi	Canal+		Maroc	Holding &	Non core	Total
(In millions of euros)	Group	Games	Group	SFR	Telecom	Corporate	operations	Vivendi
JUNE 30, 2006
Segment assets (a)	€7,279	€317	€6,267	€11,793	€3,825	€7,871	€210	€37,562
incl. investments in equity affiliates (b)	29	—	2	660	—	6,221	—	6,912
Unallocated assets (c)								3,397

Total assets								40,959

Segment liabilities (d)	2,546	201	1,647	4,326	893	641	209	10,463
Unallocated liabilities (e)								9,813

Total liabilities								20,276

Capital expenditures	€16	€32	€64	€704	€138	€—	€—	€954
In addition, segment data is presented in Note 8 “Goodwill” and Note 9 “Content assets and liabilities”.
(a)	Including goodwill, content assets, other intangible assets, property, plant and equipment, investments in equity affiliates, financial assets, inventories and trade accounts receivable and other.
(b)	Holding & Corporate included the 20% stake in NBC Universal held by Universal Studios Holding I Corp. (100% owned by Vivendi since February 7, 2006).
(c)	Including deferred tax assets, current tax receivables, cash and cash equivalents and assets held for sale.
(d)	Including provisions, other non-current liabilities and trade accounts payable and other.
(e)	Included borrowings and other financial liabilities, deferred tax liabilities, current tax payables and liabilities associated with assets held for sale.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 45

     3.2. Geographic data
Information by geographic area is the second level of segment data. Revenues are presented based on the customers’ location.

	Six Months ended June 30,
(In millions of euros)	2006		2005
Revenues
France	€6,169	64%	€6,000	66%
Rest of Europe	810	8%	826	9%
US	1,129	12%	984	11%
Morocco	950	10%	837	9%
Rest of World	552	6%	484	5%

	€9,610	100%	€9,131	100%

Note 4.	Financial Charges and Income for the Six Months Ended June 30, 2006 and June 30, 2005 and the Year Ended December 31, 2005
     4.1. Interest

	Six Months ended June 30,		Year Ended
(In millions of euros)	2006	2005	December 31, 2005
Interest expenses on borrowings	€(150)	€(123)	€(262)
Interest income from cash and cash equivalents	32	22	45
Interest income (expenses) from interest rate swaps	3	—	(1)

Interest at nominal rate	€(115)	€(101)	€(218)

Premiums incurred for early redemption of notes and other financial liabilities (a)	—	(92)	(71)
Other impacts of amortized cost on borrowings (a)	(12)	(32)	(44)

Interest at effective rate	(127)	(225)	(333)

Premiums incurred for early redemption of notes and other financial liabilities and other impacts of amortized cots on borrowings are recorded in other financial charges. Please refer note 4.3, hereafter.
     4.2. Income from investments

	Six Months ended June 30,		Year Ended
(In millions of euros)	2006	2005	December 31, 2005
Dividends received from non consolidated companies	€34	€25	€38
Interest income from loans to equity affiliates and other financial receivables	12	17	37

Income from investments	€46	€42	€75

Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 46

4.3. Other financial charges and income

		Six Months ended June 30,		Year Ended
(In millions of euros)	Note	2006	2005	December 31, 2005
Premiums incurred for early redemption of notes and other financial liabilities		—	(92)	(71)
Other impacts of amortized cost on borrowings		(12)	(32)	(44)
Downside adjustment of the value of derivative instruments		(3)	(15)	(21)
Losses related to PTC shares	2.4	(496)	—	—
Capital loss on the divestiture of businesses or financial investments		(126)	(17)	(26)
Interest cost related to employee benefit plans	15	(36)	(37)	(75)
Effect of undiscounting other assets and liabilities		(7)	(6)	(13)
Other		(23)	(17)	(37)

Other financial charges		(703)	(216)	(287)

Upside adjustment of the value of derivative instruments		32	146	19
Capital gain on the divestiture of businesses or financial investments		124	260	694
Expected return on assets of employee benefit plans	15	18	19	40
Other		10	31	153

Other financial income		184	456	906

Other financial charges and income		(519)	240	619

Note 5.	Income Taxes for the Six Months Ended June 30, 2006 and June 30, 2005 and the Year Ended December 31, 2005
5.1. Provision for income taxes

		Six Months ended June 30,			Year Ended
(In millions of euros)	Note	2006		2005	December 31, 2005
Provision for income taxes:
DuPont shares tax litigation settlement	5.2	1,019		—	—
Impact of the Consolidated Global Profit Tax System		298	(a)	250	595
Other components of the provision for income taxes		(666)		(635)	(799)

Provision for income taxes		€651		€(385)	€(204)

(a)	Corresponding to 50% of the expected tax savings relating to the 2007 fiscal year. Nonetheless, the period during which losses will be relieved cannot currently be determined with sufficient precision given the uncertainty associated with any economic activity, in terms of both future results and scope of activities. Vivendi therefore values its tax losses carried forward under the Consolidated Global Profit Tax System based on one year’s forecast results, based on the budget for the following year.
5.2. Settlement of tax litigation on DuPont shares
At the beginning of June 2006, Vivendi announced that it had reached an agreement with the US tax administration, the Internal Revenue Service (IRS), bringing to a close their dispute concerning the amount of tax due on the redemption of DuPont shares by Seagram in April 1995. The agreement reached with the IRS provides for Vivendi to pay a total amount of $ 671 million (€521 million), including tax of $284 million and interest payment of $387 million, to settle this dispute.
As a result, after including the payment made in connection with this agreement with the IRS ($671 million) and a tax credit related to the deductible portion of this payment ($135 million), the reversal of the entire deferred tax liability established in connection with this matter ($1,847 million on the Group’s balance sheet), resulted in a net gain of $1,311 million (€1,019 million) that was recorded under “Provision for income taxes” and breaks down as follows:
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 47

-	Reversal of the deferred tax liability of $1,547 million, recorded by Seagram in April 1995, net of tax of $284 million paid in connection with the agreement with the IRS, generating a capital gain of $1,263 million. This deferred tax liability corresponds to the additional tax which would have been owed to the IRS if the redemption of DuPont shares in 1995 had been fully taxable.

-	Reversal of the provision for interest in an amount of $300 million ($462 million before accounting for deductible interest or a savings of $162 million), net of interest of $252 million ($387 million before accounting for deductible interest, or a savings of $135 million) paid in connection with the agreement with the IRS, generating a capital gain of $48 million. This interest was provided for by Vivendi in December 2000 as part of the allocation of the purchase cost of Seagram.
Furthermore, the agreement with the IRS provided that the 16.4 million DuPont shares that Vivendi has held since its merger with Seagram could be freely transferred and therefore subject to taxation in accordance with ordinary general tax rules. At the end of June 2006, Vivendi sold these shares at a unit price of $40.82 per share, for a total amount of $671 million (€534 million), resulting in an accounting loss of $123 million (€98 million) and a capital gain of $523 million (€417 million). The tax on the capital gain is fully covered by the tax-deductible interest and the US tax loss carry-forwards of Vivendi.

Note 6.	Discontinued Operations for Six Months Ended June 30, 2005 and the Year Ended December 31, 2005
Combination of Cegetel S.A.S. and Neuf Telecom
Following the Cegetel and Neuf Telecom combination announced on May 11, 2005 and closed on August 22, 2005, Cegetel qualified as a discontinued operation pursuant to IFRS 5. Accordingly, the net earnings and expenses of the fixed-line telephony activity were deconsolidated as of January 1, 2004 and were presented netted, 71.8% in earnings from discontinued operations and 28.2% in income from equity affiliates. Moreover assets and liabilities of Cegetel S.A.S. were reclassified as “assets held for sale” and “liabilities associated with assets held for sale”, respectively in the Statement of Financial Position as at June 30, 2005. On August 22, 2005, the capital gain on the divestiture of 71.8% of Cegetel S.A.S. amounted to €121 million (no tax impact) presented in earnings from discontinued operations in the statement of earnings.
Cegetel S.A.S.’s condensed statement of earnings for the periods presented was as follows:

	Six Months ended		Period from January 1
	June 30, 2005		to August 22, 2005
(In millions of euros)	181 days		234 days
Revenues	€531		€685
Earnings before interest and other financial charges and income and provision for income taxes (EBIT)	(68)		(94)
Interest	(5)		(2)
Earnings from continuing operations before provision for income taxes	(73)		(100)
Provision for income taxes	—		—
Earnings before adjustments related to the classification of 71.8% of Cegetel S.A.S. as discontinued operations	€(73)		€(100)

Income from equity affiliates (28.2% of earnings)	€(21)		€(28)
Earnings from discontinued operations (71.8% of earnings and adjustments)	€(34	) (a)	€(29	)(a)

(a)	Including the cessation of depreciation and amortization of property, plant and equipment and intangible assets, for €18 million after tax as at June 30, 2005 and for €42 million after tax as at August 22, 2005. Pursuant to IFRS5, assets held for sale are not amortized.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 48

Cash flows related to Cegetel S.A.S. for the periods presented were as follows:

	Six Months ended	Period from January 1
(In millions of euros)	June 30, 2005	to August 22, 2005
Net cash provided by operating activities	€(45)	€(6)
Net cash provided by (used for) investing activities	(86)	(18)
Net cash provided by (used for) financing activities	129	21
Net cash outflows related to the divestiture of the period	—	3

Change in cash and cash equivalents	€(2)	€—

Note 7.	Earnings per Share for the Six Months Ended June 30, 2006 and June 30, 2005 and the Year Ended December 31, 2005

	Three Months ended June 30,
	2006		2005
	Basic	Diluted	Basic		Diluted
Earnings (in millions of euros)

	€1,155	€1,155	€759		€759
Earnings from continuing operations, attributable to the equity holders of the parent
Earnings from discontinued operations	—	—	(5)		(5)
Equity holders of the parent	1,155	1,155	756		756
Adjusted net income, attributable to equity holders of the parent	750	750	680		680

Number of shares (in millions)	1,151.4	1,161.6	1,146.3		1,154.9

Earnings per share (in euros)
Earnings from continuing operations, attributable to the equity holders of the parent per share	€1.00	€0.99	€0.66		€0.66
Earnings from discontinued operations per share	€—	€—	ns	*	ns	*
Equity holders of the parent per share	€1.00	€0.99	€0.66		€0.65
Adjusted net income, attributable to equity holders of the parent per share	€0.65	€0.65	€0.59		€0.59

Ns*: unsignificant

	Six Months ended June 30,				Year Ended December 31,
	2006		2005		2005
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings (in millions of euros)

	€1,862	€1,862	€1,271	€1,271	€3,109	€3,109
Earnings from continuing operations, attributable to the equity holders of the parent
Earnings from discontinued operations	—	—	(34)	(34)	92	92
Equity holders of the parent	1,862	1,862	1,257	1,257	3,154	3,154
Adjusted net income, attributable to equity holders of the parent	1,378	1,378	1,243	1,243	2,218	2,218

Number of shares (in millions)	1,151.3	1,161.0	1,146.2	1,154.7	1,149.6	1,158.5

Earnings per share (in euros)
Earnings from continuing operations, attributable to the equity holders of the parent per share	€1.62	€1.60	€1.11	€1.10	€2.70	€2.68
Earnings from discontinued operations per share	€—	€—	€(0.03)	€(0.03)	€0.08	€0.08
Equity holders of the parent per share	€1.62	€1.60	€1.10	€1.09	€2.74	€2.72
Adjusted net income, attributable to equity holders of the parent per share	€1.20	€1.19	€1.08	€1.08	€1.93	€1.91
Reconciliation of earnings, attributable to equity holders of the parent and adjusted net income, attributable to equity holders of the parent is as follows:
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 49

Three months ended June 30,			Six months ended June 30,		Year ended December 31,
2006	2005	(In millions of euros)	2006	2005	2005
€1155	€756	Earnings, attributable to the equity holders of the parent(a)	€1 862	€1 257	3154
		Adjustments
56	57	Amortization of intangible assets acquired through business combinations	113	112	239
—	154	Impairment losses of intangible assets acquired through business combinations (a)	—	154	170
615	(255)	Other financial charges and income (a)	519	(240)	(619)
—	5	Earnings from discontinued operations (a)	—	34	(92)
(4)	(2)	Change in deferred tax asset related to the Consolidated Global Profit Tax System	(7)	(4)	(88)
(1053)	(33)	Non recurring items related to provision for income taxes (b)	(1066)	(33)	(482)
(19)	4	Provision for income taxes on adjustments	(41)	(11)	(102)
—	(6)	Minority interests on adjustments	(2)	(26)	38
€750	€680	Adjusted net income, attributable to equity holders of the parent	€1 378	€1 243	€2 218

(a)	As presented in the consolidated statement of earnings.

(b)	Corresponds to the reversal of tax liabilities relating to tax years no longer open to audit or that have been settled with the tax authorities.
The number of shares used in the calculation of earnings per share was as follows:

Three months ended June 30,			Six months ended June 30,		Year ended December 31,
2006	2005	(In number of shares)	2006	2005	2005
1,153,842,589	1,072,754,669	Weighted average number of shares outstanding over the period	1,153,703,017	1,072,693,643	1,152,131,605
		Notes mandatorily redeemable for new shares of Vivendi (ORA)
—	76,040,231	(maturity: November 2005)	—	76,040,231	—
(2,404,953)	(2,503,102)	Treasury shares at the end of the period	(2,404,953)	(2,503,102)	(2,498,948)
1,151,437,636	1,146,291,798	Weighted average number of shares outstanding restated over the period	1,151,298,064	1,146,230,772	1,149,632,657
		Potential dilutive effect :
10,193,406	8,574,124	- Vivendi stock option plans (a)	9,689,734	8,449,973	8,893,705
10,193,406	8,574,124	Potential dilutive effect of financial instruments outstanding	9,689,734	8,449,973	8,893,705
1,161,631,042	1,154,865,922	Weighted average number of shares after potential dilutive effect	1,160,987,798	1,154,680,745	1,158,526,362

(a)	The dilutive effect of Vivendi’s subscription plans was determined using the share repurchase method.

Note 8.	Goodwill as at June 30, 2006 and December 31, 2005
8.1. Goodwill as at June 30, 2006 and December 31, 2005

		December 31,
(In millions of euros)	June 30, 2006	2005
Goodwill, gross	€27,293	€27,063
Impairment losses	(12,747)	(13,267)

Goodwill	€14,546	€13,796

Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 50

8.2. Changes in goodwill for the first half of 2006

		Changes in value of
	Goodwill as at	commitments to				Changes in foreign
	December 31,	purchase minority		Changes in scope of		currency translation	Goodwill as at
(In millions of euros)	2005	interests		consolidation		adjustments and other	June 30, 2006
Universal Music Group	€4,275	€—		€67	(a)	€(240)	€4,102
Vivendi Games	77	—		—		(4)	73
Canal+ Group	3,784	968	(b)	—		(24)	4,728
SFR	4,024	—		—		—	4,024
Maroc Telecom	1,636	—		—		(17)	1,619
Non core operations	—	—		—		—	—

Total	€13,796	€968		€67		€(285)	€14,546

(a)	Corresponding to the allocation of the excess of the acquisition cost over the carrying amount of the 7.7% stake held by MEI in Universal Studios Holding I Corp. (please refer to note 2.1 “Purchase of the 7.7% stake held by Matsushita Electric Industrial (MEI) in Universal Studios Holding – February 7, 2006”).

(b)	Including €903 million for the put option granted to Lagardère on 34% of the share capital of CanalSat (please refer to note 17 “Short term borrowings and other financial liabilities”).

Note 9.	Content Assets and Liabilities as at June 30, 2006 and December 31, 2005
9.1. Content assets as at June 30, 2006 and December 31, 2005

	Content	Accumulated amortization	Content
June 30, 2006	assets, gross	and impairment losses	assets
		(In millions of euros)
Music catalogs and publishing rights	€5,064	€(3,271)	€1,793
Advances to artists and repertoire owners	354	—	354
Sport rights	33	—	33
Film and television costs	3,926	(3,391)	535
Games advances	193	(139)	54

Content assets	€9,570	€(6,801)	€2,769

Deduction of current content assets	(686)	187	(499)

Non current content assets	€8,884	€(6,614)	€2,270

	Content	Accumulated amortization	Content
December 31, 2005	assets, gross	and impairment losses	assets
		(In millions of euros)
Music catalogs and publishing rights	€5,350	€(3,361)	€1,989
Advances to artists and repertoire owners	366	—	366
Sport rights	355	—	355
Film and television costs	3,697	(3,188)	509
Games advances	185	(152)	33

Content assets	€9,953	€(6,701)	€3,252

Deduction of current content assets	(983)	193	(790)

Non current content assets	€8,970	€(6,508)	€2,462

Change in the main content assets during the six months ended June 30, 2006 was as follows:
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 51

Six months
ended June 30,
(In millions of euros)	2006
Opening balance of music catalogs and publishing rights	€1,989
Amortization, net	(100)
Purchases of catalogs	8
Divestitures of catalogs	—
Changes in foreign currency translation adjustments and other	(104)

Closing balance of music catalogs and publishing rights	€1,793

Six months
ended June 30,
(In millions of euros)	2006
Opening balance of advances to artists and repertoire owners	€366
Payment of advances	266
Recoupment of advances, net	(267)
Changes in foreign currency translation adjustments and other	(11)

Closing balance of advances to artists and repertoire owners	€354

Six months
ended June 30,
(In millions of euros)	2006
Opening balance of sport rights	€355
Acquisition of rights (a)	368
Accrual of rights, net (a)	(337)
Consumption of broadcasting rights	(353)

Closing balance of sport rights (b)	€33

(a)	The rights are accrued upon the opening of the broadcasting period. They are reclassified to acquired rights upon billing by the third party, unless they have already been expensed. The rights accrual, net corresponds to accrued rights less rights transferred to acquired rights and rights consumed before their billing.

(b)	As at June 30, 2006 the rights for the 2005-2006 season were fully amortized. The rights for the 2006-2007 season will be recognized in the statement of financial position upon the opening of this season, on July 1, 2006, for an amount of €600 million.

Six months
ended June 30,
(In millions of euros)	2006
Opening balance of film and television costs	€509
Acquisition of coproductions and catalogs	5
Coproductions developed internally	—
Consumption of coproductions and catalogs	(20)
Acquisition of film and television rights	296
Consumption of film and television rights	(273)
Other	18

Closing balance of film and television costs	€535

9.2. Content liabilities as at June 30, 2006 and December 31, 2005

		December 31,
(In millions of euros)	June 30, 2006	2005
Music royalties to artists and repertoire owners	€1,344	€1,514
Liabilities relating to sport rights	39	445
Liabilities relating to film and television rights	67	63
Creative talent and employment agreements	175	196

Content liabilities	€1,625	€2,218

Content liabilities are recorded in “other non-current liabilities” and in “accounts payable” in the consolidated statement of financial position depending on whether they are current or non-current.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 52

Note 10.	Property, Plant, Equipment and Intangible Assets of Telecom Operations

		June 30,		December
(in millions of euros)	Note	2006		31, 2005
Network equipment (a)		€2,207		€2,160
Software (b)		678		671
Licenses (b)	19	827	(c)	574
Other		429		440

Property, plant, equipment and intangible assets of telecom operations at SFR		€4,141		€3,845

	June 30,	December
(in millions of euros)	2006	31, 2005
Network equipment (a)	€836	€844
Software (b)	88	82
Licenses (b)	239	256
Other	338	343

Property, plant, equipment and intangible assets of telecom operations at Maroc Telecom	€1,501	€1,525

(a)	Principally antennas, radio and transmission equipment, switch centers and servers and hardware, recorded as “Property, plant and equipment”.

(b)	Recorded as “Other intangible assets”.

(c)	Including €278 million, gross amount, corresponding to the present value of the fixed part of the GSM license fee. This license, used by SFR, was renewed in March 2006 for a period of 15 years.

Note 11.	Investments in Equity Affiliates as at June 30, 2006 and December 31, 2005
11.1. Equity affiliates as at June 30, 2006 and December 31, 2005

	Voting Interest		Value of Equity Affiliates
		December 31,		December 31,
(In millions of euros)	June 30, 2006	2005	June 30, 2006	2005
NBC Universal	20.0%	20.0%	€6,221	€6,419
Neuf Cegetel	34.9%	28.2%	628	363
Other	na*	na*	63	74

			€6,912	€6,856

na*:	not applicable.
11.2. Changes in value of equity affiliates during the first half ended June 30, 2006

	Value of Equity	Changes in				Changes in foreign	Value of Equity
	Affiliates as of	Scope of		Income from	Dividends	currency translation	Affiliates as of June
(In millions of euros)	December 31, 2005	Consolidation		Equity Affiliates	Received	adjustments and other	30, 2006
NBC Universal	€6,419	€163	(a)	€157	€(154)	€(364)	€6,221
Neuf Cegetel	363	270	(b)	(2)	—	(3)	628
Other	74	(2)		—	(5)	(4)	63

	€6,856	€431		€155	€(159)	€(371)	€6,912

(a)	Corresponding to the subscription to the NBC Universal capital increase (€98 million) to finance the acquisition of iVillage and to the allocation (€65 million) of the excess of the acquisition cost over the carrying amount of the
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 53

7.7% stake held by MEI in Universal Studios Holding I Corp. (please refer to note 2.1 “Purchase of the 7.7% stake held by Matsushita Electric Industrial (MEI) in Universal Studios Holding – February 7, 2006”).

(b)	Please refer to note 2.2 “Increase of SFR’s stake in Neuf Telecom”.

Note 12.	Financial Assets as at June 30, 2006 and December 31, 2005

			December 31,
(In millions of euros)	June 30, 2006		2005
Available-for-sale securities	€1,052		€1,706
Derivative financial instruments	22		29
Other	92		91

Financial assets at fair value	1,166		1,826
Advances to equity affiliates	12		10
Cash deposits backing borrowings	61		61
Other financial receivables	349	(a)	193
Other	1,053		1,807

Financial assets at cost or at amortized cost	1,475		2,071

Financial assets	€2,641		€3,897

Deduction of short-term financial assets	(234)		(114)

Non current financial assets	€2,407		€3,783

(a)	Including a €150 million advance paid to TF1 and M6 as part of the Canal+ / TPS combination (please refer to note 19 “Commitments”).
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 54

Changes in available-for-sale securities during the half-year ended June 30, 2006

					Changes in foreign
					currency translation
		December 31,	Changes in	Acquisition /	adjustments and
(In millions of euros)	Note	2005	value	divestiture	other	June 30, 2006
Veolia Environnement shares (a)		€823	€47	€—	€—	€870
DuPont shares	5.2	590	(6)	(550)	(34)	—
Sogecable shares hedging the exchangeable bonds	16	282	(83)	(28)	—	171
Other		11	(2)	3	(1)	11

Available-for-sale securities		€1,706	€(44)	€(575)	€(35)	€1,052

(a)	Vivendi held 21,523,527 Veolia Environnement shares as at June 30, 2006. This residual stake of 5.3% in Veolia Environment’s share capital was sold in July 2006 under an Accelerated Book Building (“ABB”) procedure, for a total amount of €861 million. Vivendi also held 218,255,690 Veolia Environnement warrants allowing the acquisition of Veolia Environnement shares for €55 per share. These warrants matured in March 2006 and were unexercised.
Other financial assets at cost or at amortized cost as at June 30, 2006 and December 31, 2005 were as follows:

(in millions of euros)	Note	June 30, 2006	December 31, 2005
Deposits related to Qualified Technological Equipment lease/sublease operations		728	807
Bonds issued by Neuf Telecom (a)		—	180
PTC shares held by Telco and Carcom	2.4	—	531
Amp’d shares (b)		45	17
Other unconsolidated interests		139	134
Other		141	138

Financial assets at cost or at amortized cost		1,053	1,807

(a)	Theses bonds were reimbursed in March 2006.

(b)	Vivendi and UMG increased their stake in the share capital of Amp’d to 19.9%, following Amp’d’s share capital increase.
Note 13. Changes in Net Working Capital During the First Half of 2006

		Net cash provided	Net cash provided	Changes in	Changes in foreign
	December 31,	by operating	by investing	Scope of	currency translation
(In millions of euros)	2005	activities	activities	Consolidation	adjustments and other		June 30, 2006
Inventories	375	29	—	—	6		410
Trade accounts receivable and other	4,531	(475)	—	(44)	(99)		3,913

Working capital assets	€4,906	€(446)	€—	€(44)	€(93)		€4,323

Trade accounts payable and other	8,737	(852)	55	(34)	(465	)(a)	7,441
Other non current liabilities	1,342	114	—	4	(2)		1,458

Working capital liabilities	€10,079	€(738)	€55	€(30)	€(467)		€8,899

Networking capital	€(5,173)	€292	€(55)	€(14)	€374	(b)	€(4,576)

(a)	Including the impact of the change in sports rights accrued by Canal+ Group for -€385 million (i.e. -€322 million excluding taxes).

(b)	Including €86 million in respect of changes in foreign currency translation adjustments.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 55

Note 14. Share-based Compensation
With the aim of aligning the interest of executive management and employees with shareholders’ interest by providing an additional incentive to improve company performance and increase the share price on a long-term basis, Vivendi has set up several share-based compensation plans (Group savings plan, restricted stocks) or other equity instruments based on the value of the Vivendi share (stock option plans, stock appreciation rights or restricted stock units), which are settled either in equity instruments or cash. Since the second half of 2002, stock options are settled by issuance of share upon exercise.

14.1.	Compensation cost recorded for the half-years ended June 30, 2006 and 2005 and for the year ended December 31, 2005
In accordance with IFRS 2, share-based compensation is recognized as a cost at the fair value of the equity instruments granted. Vivendi uses a binomial model to assess the fair value of such equity instruments. However, depending on whether the equity instruments granted are equity-settled through the issuance of Vivendi shares or cash-settled, the accounting treatment differs:
•	If the equity instrument is settled through the issuance of Vivendi shares, the fair value of the equity instruments granted is estimated and fixed at the grant date then recorded over the vesting period based on the characteristics of the equity instruments. In addition, the expense is recorded against equity.

•	If the equity instrument is settled in cash, the fair value of the equity instruments granted is estimated as at the grant date and is then re-estimated at each reporting date and the expense is adjusted pro rata the vested rights at the relevant reporting date. The expense is amortized over the vesting period based on the characteristics of the equity instruments. The expense is recorded as a non current provision.
For the half-year ended June 30, 2006, the compensation cost recorded with respect to all outstanding plans is as follows:

			Six months ended June 30,		Year Ended
(In millions of euros)	Note		2006	2005	December 31, 2005
Equity-settled instruments
Vivendi stock option plans	14.2.1		16	20	48
Vivendi restricted stock plan	14.2.2		1	—	—
Employee stock purchase plans (Vivendi, Maroc Telecom)			—	—	7

			17	20	55

Cash-settled instruments
Vivendi stock appreciation rights plan	14.3.1		1	—	—
Vivendi “restricted stock units” plan	14.3.2		ns	—	—
UMG employee equity unit plan	(a	)	13	22	41

			14	22	41

Share-based compensation cost			31	42	96

(a)	Since 2003, UMG has a long-term incentive plan whereby phantom stock units are awarded to certain key employees which vest generally over the term of their employment. Those units are units of accounts and therefore do not represent an ownership interest in either Vivendi or UMG. The Plan provides for a cash payment based upon the fair market value of UMG at the time payment is due. The Company provides for this payment based on the vesting schedule for each employee in the Plan with the amount adjusted to reflect the most recent value of the Company. As at 30 June 2006, the estimated value of the rights vested under this long term compensation plan amounted to €72 million, of which €13 million were accrued over the six-month period then ended.
Employees can usually subscribe to the Group savings plan in July and stock-options and other instruments are granted in the second quarter of each year. The
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 56

characteristics and assumptions used to measure all of the plans granted during the half-year ended June 30, 2006 are described below in Notes 14.2, 14.3 and 14.4. The characteristics and assumptions used to measure other plans are described in the 2005 Document de référence, Note 19.2.1 to the Consolidated Financial Statements for the year ended December 31, 2005.

14.2.	Stock Option and Restricted Stock plans granted to non-US resident executives and employees in April 2006
In April 2006, Vivendi granted stock options and restricted stocks to non-US resident executives and employees.
14.2.1 Stock option plan
The stock option plan has the same characteristics as the standard stock option plans granted by Vivendi in recent years. Options vest [annually] in one-third tranches from the grant date’s anniversary. Two-thirds of the options thus vested become exercisable at the beginning of the third year from the grant date, and the remaining one-third becomes exercisable at the beginning of the fourth year from the grant date.
Recognition of the compensation cost relating to stock options is amortized over the vesting period, but not on a straight-line basis given the vesting conditions, i.e., in one-third tranches over three years. The expense is accounted for using the degressive method in accordance with the following spread rates: 61% in year 1 of the plan, 28% in year 2 and 11% in year 3. Please refer to the 2005 Document de référence, Note 19.2.1 to the Consolidated Financial Statements for the year ended December 31, 2005.
14.2.2 Vivendi restricted stock plan
In April 2006, Vivendi set up its first restricted stock plan, as established by the 2005 French Finance Act. These shares, granted to beneficiaries following a two-year vesting period, are conditional upon the achievement of certain operating objectives in terms of Group adjusted net income and cash flow from operations, as set forth in the 2006 budget. The Vivendi restricted shares granted to beneficiaries will only be available after a four-year period from the date of grant.
The compensation cost corresponds to the fair value of the equity instrument received by the beneficiary, equal to the difference between the fair value of the shares to be received less the discounted value of the dividends expected to be distributed by Vivendi over the two-year vesting period. The compensation cost relating to the restricted stocks is recorded on a straight-line basis over the two-year vesting period.
For the half-year ended June 30, 2006, the plan was measured using a factor of 100% to determine the achievement of operating objectives. In this case, all shares granted are acquired by the beneficiaries following the two-year vesting period. The estimate of the plan’s fair value shall be reviewed at each reporting date to take into consideration any possible changes Vivendi Management deems appropriate with regards to the achievement of the objectives set.
14.3. Plans granted to US resident executives and employees
In April 2006, in view of the delisting of Vivendi’s shares from the NYSE and given prevailing US securities regulations, Vivendi granted specific equity instruments to its US resident employees, the economic characteristics of which are similar to those equity instruments granted to non-US resident managers and employees; however, those equity instruments are exclusively cash-settled instruments:
•	When the equity instruments grant entitlement to the appreciation of Vivendi shares, they are known as “stock appreciation rights” (“SARs”), which are the economic equivalent of stock options.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 57

•	When the equity instruments grant entitlement to the value of Vivendi shares, they are known as “restricted stock units” (“RSUs”), which are the economic equivalent of restricted stocks.

•	Moreover, for the same reasons, Vivendi has converted the former ADS stock option plans for its US employees into SAR plans.

•	SARs and RSUs are denominated in dollars and their value therefore fluctuates with changes in the euro/dollar exchange rate.
14.3.1 Vivendi stock appreciation rights plans or “SARs”
Under the Vivendi stock appreciation rights plan, the beneficiaries will receive, upon exercise of their rights, a cash payment based on Vivendi share price, equal to difference between the Vivendi share price upon exercise of the SARs and their strike price as set at the grant date. Like standard stock option plans, rights vest [annually] in one-third tranches at the grant date’s anniversary. Two-thirds of the SARs thus vested become exercisable at the beginning of the third year from the grant date and the remaining one-third becomes exercisable at the beginning of the fourth year from the grant date.
The compensation cost of the SARs is recorded over the vesting period but not on a straight-line basis, as the SARs under the plan vest in one-third tranches over three years. The expense is accounted for using the degressive method in accordance with the following spread rates: 61% in year 1 of the plan, 28% in year 2 and 11% in year 3. Moreover, the fair value of the plan is re-estimated at each reporting date and the expense adjusted pro rata to vested rights at the relevant reporting date.
14.3.2 Vivendi “restricted stock units” plan or “RSUs”
Under the Vivendi “restricted stock units” plan, the beneficiaries will receive, four years from the date of grant, a cash payment based on the Vivendi share price, equal to the market value of one Vivendi share on that date. Like the restricted stock plan, these RSUs, granted to beneficiaries following a two-year vesting period, are conditional upon the achievement of certain operating objectives in terms of Group adjusted net income and cash flow from operations, as set forth in the 2006 budget.
The compensation cost relating to the RSUs is recorded over the two-year vesting period on a straight-line basis. For the first half ended June 30, 2006, the plan was measured using a factor of 100% to determine the achievement of operating objectives. The estimate of the plan’s value shall be reviewed at each reporting date to take into consideration any possible changes Vivendi Management deems appropriate with regards to the achievement of the objectives set. The compensation cost for the period shall be adjusted pro rata the vested rights at that date.
14.3.3 Conversion of the former Vivendi ADS option plans into SAR plans
On May 15, 2006, the Vivendi ADS option plans for US resident employees were converted into SAR plans. The terms and conditions of the stock options granted remain unchanged (exercise price, vesting period, maturity, etc.), but can henceforth only be cash-settled. As a result, the estimated value of the vested rights of these plans as at that date (€67 million) have been recorded as a liability, classified in non-current provisions as a deduction from equity (Please refer to the Consolidated Statement of Changes in Equity for the Six Months Ended June 30, 2006).
14.4. Characteristics of the plans granted in the first half of 2006
The characteristic and assumptions used to value the instruments granted in the first half of 2006 are as follows:
Equity- settled instruments
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 58

	Stock
	Options on
	Vivendi	Vivendi
	Ordinary	restricted
	Shares	stock plan
Grant date	April 13	April 13
Options strike price (in euros)	28.54	—
Maturity at the origin (in years)	10	2
Number of options initially granted	5,481,520	456,968
Share market price at grant date (in euros)	28.14	28.14
Expected volatility	20.00%	na *
Risk-free interest rate	3.98%	na *
Expected dividend yield	3.80%	3.80%
Fair value of the granted options at grant date (in euros)	5.71	26.04

Fair value of the plan at grant date (in millions of euros)	31.3	11.9
Cash-settled instruments

	SARs	RSUs
Grant date	April 13	April 13
Options strike price (in US dollars)	34.58	—
Maturity at the origin (in years)	10	2
Number of options initially granted	1,274,320	106,250
Share market price at closing date (in US dollars)	34.16	34.16
Expected volatility	20.00%	na	*
Risk-free interest rate	3.98%	na	*
Expected dividend yield	3.80%	3.80%
Fair value of the granted options as at June 30, 2006 (in US dollars)	6.92	32.86

Fair value of the plan as at June 30, 2006 (in millions of US dollars)	8.8	3.5

na* not applicable
Transactions involving all equity-settled and cash-settled instruments since December 31, 2005 are summarized as follows:
Equity- settled instruments

	Stock Options on Vivendi Shares			Vivendi restricted stock plan
	Number of Stock	Weighted Average	Weighted average	Number of	Weighted average
	Options	Strike Price of Stock	remaining	restricted Stocks	remaining
	Outstanding	Options Outstanding	contractual life	Outstanding	contractual life
		(in euros)	(in years)		(in years)
Balance as at December 31, 2005	62,697,995	44.7		—
Granted	5,481,520	28.5		456,968
Exercised	(179,671)	15.3		—
Forfeited	—	—		—
Cancelled	(146,279)	23.0		—

Balance as at June 30, 2006	67,853,565	43.5	4.9	456,968	1.9

Exercisable as at June 30, 2006	49,705,658	47.1		—

Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 59

Cash-settled instruments

	Stock Options on ex-ADS converted into SARs (May 2006)				SARs			RSUs
						Weighted	Weighted
	Number of SARs	Weighted Average		Weighted average		Average Strike	average	Number of	Weighted average
	(exADS)	Strike Price of SARs (ex		remaining	Number of SARs	Price of SARs	remaining	Restricted Stocks	remaining
	Outstanding	ADS) Outstanding	Total intrinsic value	contractual life	Outstanding	Outstanding	contractual life	Units Outstanding	contractual life
		(in US dollars)	(in millions of US dollars)	(in years)		(in US dollars)	(in years)		(in years)
Balance as at December 31, 2005	37,903,611	50.3	—		—	—		—
Granted	—	—	—		1,274,320	34.6		106,250
Exercised	(1,291,960)	19.7	—		—	—		—
Forfeited	(2,307,046)	44.1	—		—	—		—
Cancelled	(58,358)	43.6	—		—	—		—

Balance as at June 30, 2006	34,246,247	52.2	50.0	3.4	1,274,320	34.6	9.9	106,250	1.9

Exercisable as at June 30, 2006	30,878,525	52.8	40.0		—			—

Note 15.	Employee Benefits for the Six Months Ended June 30, 2006 and June 30, 2005
The analysis of the charge related to defined benefit plans is as follows:

	Pension Benefits		Postretirement Benefits		Defined Benefit Plans
	Six months	Six months	Six months	Six months	Six months	Six months
	ended June 30,	ended June 30,	ended June 30,	ended June 30,	ended June 30,	ended June 30,
(In millions of euros)	2006	2005	2006	2005	2006	2005
Current service cost	€6	€8	€—	€—	€6	€8
Amortization of actuarial (gains) losses	5	—	1	—	6	—
Amortization of past service costs	(19)	—	4	—	(14)	—
Effect of curtailments/settlements	4	—	—	—	3	—
Adjustments related to asset cap	—	—	—	—	—	—

Impact on selling, administrative and general expenses	(4)	8	5	—	1	8
Interest cost	31	32	5	5	36	37
Expected return on plan assets	(18)	(19)	—	—	(18)	(19)

Impact on other financial charges and income	13	13	5	5	18	18

Net benefit cost	€9	€21	€10	€5	€19	€26

Note 16.	Analysis of Long-term Borrowings and other Financial Liabilities as at June 30, 2006 and December 31, 2005

		Effective interest rate				December 31,
(In millions of euros)	Nominal interest rate (% )	(%)	Maturity	June 30, 2006		2005
Finance leases	—	—	2006-2016	260	(a)	362

Asset-backed borrowings (b)				€260		€362

Notes
€700 million notes (July 2004)	Euribor 3 months +0.55%	2.28%	July 2007	700		700
€630 million notes (April 2005)	3.63%	3.63%	April 2010	630		630
€600 million notes (February 2005)	3.88%	3.94%	February 2012	600		600
€600 million notes (July 2005)-SFR	3.38%	3.43%	July 2012	600		600
€300 millions notes (April 2006)-SFR	Euribor 3 months +0.08%	3.06%	October 2007	300		—
Bonds exchangeable for Sogecable shares	1.75%	6.48%	October 2008	221		242
Other notes	—	—	—	275		275
Facilities
€1.2 billion revolving credit facility — SFR	Euribor 1 month +0.18%	3.08%	April 2011	300		550
MAD 6 billion notes — tranche B: 4 billion	TMP BDT 5 yrs. +1.15%	5.10%	December 2011	362		367
Other	—	—	—	157		169

Unsecured borrowings				€4,145		€4,133

Nominal value of borrowings				€4,405		€4,495

Cumulative effect of amortized cost and split accounting of embedded derivatives	na*	na*	na*	(44)		(53)

Borrowings				€4,361		€4,442

Put options granted to various third parties by Canal+ Group	na*	na*	—	29		39

Commitments to purchase minority interests				€29		€39

Embedded derivative in bonds exchangeable for Sogecable shares	na*	na*	October 2008	16		50
Other financial derivative instruments	na*	—	—	13		14

Other derivative instruments				€29		€64

Long-term borrowings and other financial liabilities				€4,419		€4,545

Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 60

*na:	no interest accrued on other financial liabilities.

(a)	In accordance with IFRS 5, the assets and liabilities relating to the Colisée building, sold in July 2006, were classified under dedicated lines on the Consolidated Statement of Financial Position (assets held for sale and related liabilities), giving rise to a € 74 million reduction in borrowing with respect to the long-term lease signed with Philip Morris in 1996.

(b)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.

Note 17.	Analysis of Short-term Borrowings and other Financial Liabilities as at June 30, 2006 and December 31, 2005

			December 31,
(In millions of euros)	Nominal interest rate (%)	June 30, 2006	2005
Current portion of finance leases	—	20	1

Asset-backed borrowings (a)		€20	€1

Treasury Bills
Vivendi S.A.	Eonia +0,05%	282	173
SFR	Eonia +0,03%	953	957
Vivendi S.A. — €900 million credit facility (cancelled in August 2006)	Euribor 1 month +0,08%	350	—
Current portion of long-term borrowings
MAD 6 billion notes — tranche A: 2 billion (b)	TMP BDT 52 weeks +1,15%	—	184
Other notes	—	—	342
Other borrowings	—	18	68
Other	—	468	391

Unsecured borrowings		€2,071	€2,115

Nominal value of borrowings		€2,091	€2,116

Cumulative effect of amortized cost and split accounting of embedded derivatives	na*	—	9

Borrowings		€2,091	€2,125

Put option granted to Lagardère on 34% of the share capital of CanalSat (c)	na*	937	—
Put options granted to various third parties by Canal+ Group	na*	137	69

Commitments to purchase minority interests		€1,074	€69

Other financial derivative instruments		16	21

Short-term borrowings and other financial liabilities		€3,181	€2,215

na*:	no interest accrued on other financial liabilities.

(a)	Borrowings are considered secured whenever the creditor(s) is/are backed by a pledge on the borrower and/or its guarantors’ assets.

(b)	This tranche was reimbursed in May 2006.

(c)	Under certain circumstances, linked to the approval of TPS and Canal+ combination by antitrust authorities and to Lagardère’s specific assets, Lagardère has the right to exit from CanalSat by selling before December 31, 2006 its entire stake to Vivendi / Canal+ Group for € 942 million (including € 126 million for its pro-rata share of cash), corresponding to a present value of € 937 million. Please refer to note 19 “Commitments”. The undiscounting effect of this liability was recorded against goodwill.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 61

Note 18.	Adjustments of the Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006 and June 30, 2005 and the Year Ended December 31, 2005

	Six Months Ended June 30,		Year Ended
(In millions of euros)	2006	2005	December 31, 2005
Items related to operating activities with no cash impact
Amortization and depreciation
-of content assets	€31	€27	€41
-of other intangible assets	186	180	375
-of property, plant and equipment	453	430	870
Amortization of intangible assets acquired through business combinations	113	112	239
Impairment losses of intangible assets acquired through business combinations	—	154	170
Change in provisions, net	(61)	(50)	(165)
Other non cash items from EBIT	21	20	(7)
Items related to investing and financing activities
Proceeds from sales of property, plant, equipment and intangible assets	4	(7)	5

Adjustments	€747	€866	€1,528

Note 19.	Commitments
The following note should be read in conjunction with Note 29 “Contractual obligations and contingent assets and liabilities“ to the audited Consolidated Financial Statements of Vivendi for the year ended December 31, 2005, as published in the 2005 Document de Référence (annual report).
19.1. Contractual obligations as at June 30, 2006
In addition to the previously discussed financing arrangements, Vivendi has obligations under certain contractual arrangements to make future payments for goods and services. These contractual obligations secure the future rights to various assets and services to be used in the normal course of operations. For example, Vivendi has contractual commitments related to content (broadcasting rights, intellectual property rights), leases and subleases mainly for the use of property, long-term service contracts and capital expenditures. In accordance with applicable accounting rules, the future rights and obligations pertaining to firm commitments, such as operating lease obligations and certain purchase obligations under contracts, are not recorded as assets or liabilities on the consolidated statement of financial position.
The following table summarizes the aggregate contractual obligations as at June 30, 2006. The amounts presented below for contractual obligations not recorded in the consolidated statement of financial position are the minimum amounts guaranteed to third parties.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 62

(in millions of euros)	Note	June 30, 2006	December 31, 2005
Long-term borrowings and other financial liabilities	16	4,419	4,545
including finance leases		260	362
Short-term borrowings and other financial liabilities	17	3,181	2,215
including current portion of finance leases		20	1
Contractual contents commitments	19.1.1	1,625	2,218

Subtotal — recorded in the Consolidated Statement of Financial Position		9,225	8,978

Operating leases (a)		1,465	1,506
Contractual contents commitments	19.1.1	4,521	4,627
Other purchase obligations	19.1.2	1,709	1,111

Subtotal — not recorded in the Consolidated Statement of Financial Position		7,695	7,244

Total contractual obligations		16,920	16,222

(a)	Including a € 25 million provision recorded in the consolidated statement of financial position as at June 30, 2006.
Contractual commitments received by Vivendi totaled € 258 million as at June 30, 2006 compared to € 306 million as at December 31, 2005.
19.1.1 Contractual content commitments

(in millions of euros)	Note	June 30, 2006	December 31, 2005
Music royalties to artists and repertoire owners		1,344	1,514
Film and television broadcasting rights (a)		67	63
Sport rights (b)		39	445
Creative talent and employment agreements (c)		175	196

Subtotal — recorded in the Consolidated Statement of Financial Position	9	1,625	2,218

Film and television broadcasting rights (a)		2,162	2,320
Sport rights (b)		1,387	1,377
Creative talent and employment agreements (c)		972	930

Subtotal — not recorded in the Consolidated Statement of Financial Position		4,521	4,627

Total contractual content obligations		6,146	6,845

(a)	Includes primarily contracts valid over several years relating to the broadcast of future film and TV productions (mainly exclusivity contracts with major US studios and pre-purchases in the French movie industry), StudioCanal film co-production commitments (given and received) and broadcasting rights of CanalSat and Cyfra+ multichannel digital TV packages. They are recorded as content assets when the broadcast is available for initial release.

(b)	Includes € 1,200 million in respect of residual rights to broadcast the French Professional Soccer League 1 matches won by Canal+ Group in December 2004 for the 2006 – 2008 seasons. These rights are recognized in the statement of financial position on the opening of the related sport season or at first payment. The rights for the 2006-2007 season will be recognized in the statement of financial position on July 1, 2006 for an amount of € 600 million.

(c)	UMG routinely commits to artists and other parties to pay agreed amounts upon delivery of content or other products (“Creative talent and employment agreements”). Where the artist or other party has not yet delivered, UMG’s obligation is not recorded in the statement of financial position.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 63

19.1.2 Other purchase obligations

	Future minimum payments
(in millions of euros)	June 30, 2006		December 31, 2005
Satellite transponders	824		883
Capital expenditures (a)	728	(b)	183
Other	157		45

Total	1,709		1,111

(a)	Mainly relates to SFR and Maroc Telecom.

(b)	In 2006, Maroc Telecom signed an agreement with the government of the Kingdom of Morocco under which Maroc Telecom committed to carrying out a capital expenditure program for a total amount of MAD 7.4 billion and to creating 150 new jobs between 2006 and 2009. In return, the Moroccan government agreed to exempt Maroc Telecom from paying customs’ duties on capex-related imports. As at June 30, 2006, MAD 6 billion (€ 543 million) of the capital expenditure program had yet to be spent. If Maroc Telecom does not make these investments, it will have to pay the unpaid customs’ duties plus interest for late payment.
19.2. Other specific commitments undertaken in the first half of 2006 relating to operations
In addition to the obligations described above, we have other contractual commitments which are uncertain as to their amount. These commitments mainly include those relating to pension plans and health care, telecom licenses and credit lines arranged by the Group. The main obligations undertaken during the half-year ended June 30, 2006 as well as their impact on the Consolidated Financial Statements are described below.
•	Obligations related to pension plans and health care
Vivendi has certain obligations towards its salaried and retired employees with respect to pension plans and health care. As these obligations are uncertain as to timing and amount, they are not disclosed in this note. They are described in Note 21 “Employee benefit plans” to the audited Consolidated Financial Statements for the year ended December 31, 2005, as published in the 2005 Document de reference (annual report). In addition, the impact of the change in retirement benefit obligations on the consolidated statement of earnings for the half-year ended June 30, 2006 is described in Note 15 above.
•	SFR’s GSM license
     In March 2006, the French Government authorized SFR to continue using its GSM license over the next 15 years (between April 1, 2006 and March 31, 2021), for an annual payment comprised of a fixed portion in an amount of € 25 million (capitalized over the period for its present value of € 278 million) and a variable portion equal to 1% of the yearly revenues generated by the 2G technology. Since the variable portion cannot be reliably determined in order for it to be capitalized, it has not been recorded as a liability in the statement of financial position.
Subsequent events
•	Maroc Telecom awarded 3G license in July
In July 2006, Maroc Telecom was awarded a 3G mobile license by the ANRT (Moroccan National Telecommunications Regulatory Agency) for a fixed fee of MAD 300 million (approximately € 27 million, excluding tax). In addition, Maroc Telecom will pay a MAD 72 million fee (excluding tax and payable in three installments) with respect to the reorganization of the frequency spectrum.
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 64

•	Undrawn facilities
As at August 29, 2006, the undrawn facilities amounted to €5.7 billion.
19.3.	Commitments related to divestitures or acquisitions of assets for the half-year ended June 30, 2006
Commitments related to investments or divestitures mainly include share purchase or sale commitments, contingent assets and liabilities subsequent to given or received commitments related to the divestiture or acquisition of shares, and commitments resulting from shareholders’ agreements. The main contractual commitments undertaken during the half-year ended June 30, 2006 and their impact on the Consolidated Financial Statements are described below.
•	Canal+ and TPS combination agreement and Lagardère agreement
On January 6, 2006, Vivendi, TF1 and M6 signed an agreement for the combination of the pay-TV operations of Canal+ and TPS in a new group temporarily known as “Canal+ France”. On February 17, 2006, Lagardère, Vivendi and Canal+ Group announced a draft agreement according to which Lagardère would become a shareholder of Canal+ France. Lagardère would acquire a 20% stake by transferring its 34% shareholding in CanalSat and by paying €525 million in cash. The terms of this combination, subject to the approval of French competition authorities and to consultation procedures with the Conseil supérieur de l’audiovisuel (the French Broadcasting Authority) are detailed in Note 32 “Subsequent events” to the audited Consolidated Financial Statements of Vivendi for the year ended December 31, 2005, as published in the 2005 Document de Référence (annual report).
In connection with these agreements, Vivendi has obtained shareholders’ rights which enable it to exclusively control Canal+ France (as well as pre-emptive rights, priority rights, etc.). In addition, Vivendi and Canal+ Group entered into several commitments with Lagardère, TF1 and M6, which are described hereunder.
(a) Commitment to purchase Lagardère’s stake in CanalSat:
o	Under certain circumstances, strictly defined and linked to the approval of the Canal+ and TPS combination by French competition authorities and to Lagardère’s specific assets, Lagardère has the right to sell, before December 31, 2006, its entire stake to Vivendi/Canal+ Group for €985 million (including €126 million for its pro rata share of cash), net of all dividends received by Lagardère from CanalSat in excess of €28 million. Given the dividends and premiums paid by CanalSat to its shareholders in the second quarter of 2006, the net undiscounted amount of this commitment totaled €942 million as at June 30, 2006. This commitment to purchase minority interests was recorded at its present value in the statement of financial position under “Borrowings and other financial liabilities”. As at June 30, 2006, the financial liability amounted to €937 million. Please refer to Note 17 “Short-term borrowings and other financial liabilities”. As a reminder, this commitment, which expires on December 31, 2006, should be derecognized in the Consolidated Statement of Financial Position as at December 31, 2006 at the latest, even though the option was not exercised as at that date. However, if the final agreement of the French antitrust authorities, which is expected on August 30, 2006, did not concern Lagardère, this option would not be exercisable, and therefore the commitment would be derecognized in the Consolidated Statement of Financial Position before December 31, 2006.
(b) Call and put options subject to the completion of the Canal+ and TPS combination
o	As of the transaction completion date, TF1 and M6 will benefit from a put option granted by Vivendi on their 15% stake in Canal+ France, exercisable after 3 years. The price of this option will be based on the
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 65

market value, as determined by a third-party valuation expert, with a minimum guarantee of €1,130 million for 15% of the capital of Canal+ France, i.e., €7.5 billion, for 100%. As of the transaction completion date, this commitment to purchase minority interests will be recorded at its present value in the statement of financial position under “Borrowings and other financial liabilities”.

o	As of the transaction completion date, Lagardère will benefit from a call option granted by Vivendi/Canal+ Group on an additional 14% stake in the share capital of Canal+ France, exercisable after 33 months. At that time, the exercise price of this commitment that is not recognized in the i consolidated statement of financial position will be equal to market value and a minimum amount of €1,055 million corresponding to a valuation of €7.5 billion for 100% of Canal+ France.
(c) Contingent liabilities related to the non-completion of the TPS/Canal+ combination
o	Should Vivendi decide not to complete the combination, Vivendi would compensate TF1 and M6 for an amount of €100 million.

o	Under certain circumstances, strictly defined and related to the conditions of the approval of French competition authorities, Vivendi could acquire TF1’s and M6’s stake in TPS for €900 million plus interest (including the €150 million advance paid in January 2006 and recorded as a current financial asset).
•	Purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding I Corp. in February 2006
Under the terms of the purchase of the 7.7% stake held by Matsushita Electric Industrial Co, Ltd (MEI) in Universal Studios Holding I Corp. on February 7, 2006, if Vivendi were to sell any of its NBCU interests, Vivendi agreed to pay MEI a pro rata share of the proceeds exceeding $7 billion as follows: if the divestiture of NBCU shares occurs in 2006, Vivendi shall pay to MEI 100% of its share (7.659%) of the sale proceeds exceeding $7 billion; this share shall be reduced to 66.66% if the divestiture occurs in 2007 and then 33.33% if it occurs in 2008.
•	Early settlement of rental guarantees related to the Berlin building Quartier 207 in June 2006
A rental guarantee was granted in 1996 by Vivendi to the buyer of the Berlin building, Quartier 207, representing a residual commitment of €240 million as at December 31, 2005. In June 2006, Vivendi settled the residual guarantee with a payment of €52 million. This transaction, neutral on earnings, resulted in a €240 million reduction in the contractual commitments not recorded in the statement of financial position via the extinguishment of rental guarantees. The building and the debt used for its acquisition were not consolidated by Vivendi in accordance with SIC 12.
•	Divestiture of the Paris Saint-Germain soccer club in June 2006
As part of the divestiture of the Paris Saint-Germain soccer club, finalized on June 20, 2006, Canal+ Group granted to the buyer, Colfilm, customary warranties capped at €18 million which will expire on June 30, 2008, and specific variable warranties with an unlimited amount. The buyer agreed to pay additional consideration to Canal+ Group based on any possible transfers of the club’s players. In addition, Canal+ Group will receive a €10 million bank guarantee to secure a €15 million current account receivable.
•	Increase of SFR’s stake in Neuf Telecom from 28.2% to 34.9% in May 2006
As part of its stake increase in Neuf Telecom from 28.2% to 34.9%, SFR agreed to pay additional consideration to the sellers subject to certain conditions. Given the probability of the completion of these conditions, an estimate of the additional
Unaudited Condensed Financial Statements for the half -year ended June 30, 2006
Vivendi / 66

consideration to be paid was recorded in the statement of financial position as at June 30, 2006. In addition, the shareholders’ agreement between SFR and Louis Dreyfus remains unchanged and SFR will continue to consolidate Neuf Telecom using the equity method. Please refer to Notes 2 “Changes in the scope of consolidation” and 11 “Investments in Equity Affiliates”.
•	Commitments related to the acquisition of companies underway as at June 30, 2006
As at June 30, 2006, the Group was involved in the acquisition of various companies, the completion of which is subject to the approval of competition authorities or to consultation with the relevant labor relations and employee representative committees. These companies mainly include Optimum, a UK film distribution company, the acquisition of which was announced by StudioCanal in May 2006 and finalized in July 2006, as well as the acquisition of Spain’s leading independent music publishing company, Vale, announced in June 2006 by UMG.
•	Expiration of customary warranties granted as part of the divestiture of certain companies
Finally, commitments related to the granting of customary warranties as part of the divestiture of certain companies (specifically Monaco Telecom and Kencell) expired during the first half of 2006.
19.4. Transactions with related parties
The following section should be read in conjunction with Note 28 “Transactions with related parties” to the audited Consolidated Financial Statements of Vivendi for the year ended December 31, 2005, as published in the 2005 Document de Référence (annual report).
At a meeting held on June 7, 2006, Vivendi’s Supervisory Board approved the renewal of the service contract with Conseil DG, a company chaired by Mr. Andrzej Olechowski, a member of the Supervisory Board, for a period of one year. This contract is henceforth tacitly renewable annually. The other terms remained unchanged. This contract mainly relates to the defense and perpetuation of the economic interests held by Vivendi in the Telecoms and TV sectors in Poland.
Note 20. Litigation
Vivendi is subject to various litigation, arbitrations or administrative proceedings in the normal course of its business.
Some litigation in which Vivendi or its subsidiaries are defendants are described in the audited consolidated financial statements of Vivendi for the year ended December 31, 2005, as published in the 2005 “Document de Référence” (annual report). The following paragraphs update those disclosures through August 28, 2006.
To the Company’s knowledge, there are no legal or arbitration proceedings or any facts of an exceptional nature which may have or have had in the recent past a significant effect on the Company and on its consolidated financial position, profit, business and property.
Securities class action in the United States
Since July 18, 2002, sixteen claims have been filed against Vivendi, Jean-Marie Messier and Guillaume Hannezo in the United States District Court for the Southern District of New York and in the United States District Court for the Central District of California. On September 30, 2002 the New York Court decided to consolidate these claims in a single action under its jurisdiction entitled In re Vivendi Universal S.A. Securities Litigation.
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The plaintiffs allege that, between October 30, 2000 and August 14, 2002, the defendants violated certain provisions of the US Securities Act of 1933 and US Securities Exchange Act of 1934. On January 7, 2003, they filed a consolidated class action suit that may benefit potential groups of shareholders. Damages of unspecified amount are claimed. Vivendi contests these allegations.
The proceedings are currently in the stage of discovery in which the plaintiffs have to prove a violation that caused a loss to the shareholders. The judge extended this stage until November 30th, 2006.
In parallel with these proceedings, the procedure for certification of the potential claimants as a class with standing to act on behalf of all shareholders (“class certification”) is ongoing.
The judgment on the class certification is expected before the end of 2006 at the latest.
DuPont tax litigation
At the beginning of June 2006, Vivendi reached an agreement with the Internal Revenue Service (IRS, the US Tax Department) bringing to an end their dispute concerning the amount of tax due on the redemption of DuPont shares by Seagram in April 1995. The agreement reached with the IRS provides for Vivendi to pay a total of $671 million (€521 million), including tax $284 million and interest of $387 million, in full settlement of the dispute.
Thus, at the end of June 2006, Vivendi sold the 16.4 million DuPont shares that it had owned since its merger with Seagram, this operation being feasible consequently to the agreement with the IRS.
French Competition Council – mobile telephone market
On December 1, 2005, the French Competition Council issued an order against French mobile telephone operators in respect of the operation of the mobile telephone market, principally during the period 2000-2002. The resulting fine paid by SFR, which amounted to €220 million, has been entered in the accounts as an expense and was paid during the 2005 fiscal year. However, SFR considers the fine to be unjustified, and it has therefore appealed the order. On February 9, 2006, SFR filed its appeal memorandum. Hearings before the Court of Appeal are scheduled on September 12, 2006. SFR is involved in contentious proceedings brought by customers and consumer associations connected with this order, but since it is challenging the order and is not in a position to determine the potential impact of the outcome of these proceedings, has not made any provision in its accounts in this respect.
Furthermore, SFR is involved in other contentious proceedings commenced in relation to competition law, frequently in common with other telephone operators. To the extent SFR is not in a position to determine the potential impact of the outcome of these proceedings, it has not made any provision in its accounts in this respect.
Elektrim Telekomunikacja
Since the purchase on December 12, 2005 of 2% of the companies Elektrim Telekomunikajca Sp. Z o.o Z.o.o (Telco) and Carcom Warszawa (Carcom) held by Ymer, Vivendi is a 51% shareholder in Telco and Carcom, companies organized and existing under the laws of Poland which own, either directly or indirectly, 51% of the capital of Polska Telefonica Cyfrowa Sp. z o.o (PTC), one of the primary mobile telephone operators in Poland. These shareholdings are the subject of several litigation proceedings the most important of which are described below.
Arbitral Award Rendered in Vienna on 26 November 2004 (the “Vienna Award”)
In December 2000, Deutsche Telekom (DT) initiated arbitration proceedings in Vienna against Elektrim S.A. (“Elektrim”) and Telco in order to challenge the validity of the contribution of 48% of the capital of PTC made in 1999 by Elektrim to Telco.
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In the Vienna Award, notified to the parties on 13 December 2004, it was held that:
- The Telco transfer is ineffective and the PTC shares which were the subject of this transfer remained Elektrim’s property at all material times;
- The transfer of the PTC shares to Telco by Elektrim does not as such qualify as a Material Breach under Article 16.1 of the Shareholders Agreement, but it would do so in the case Elektrim did not recover the shares from Telco within two months from the notification of the award;
- DT’s Economic Impairment Claim is dismissed;
- the arbitral tribunal has no jurisdiction over Telco and DT’s claims against Telco cannot be entertained in this Arbitration;
On August 3, 2005, the Vienna arbitral tribunal rendered its final award with respect to costs, thereby concluding these proceedings. No costs were awarded against Telco who was in fact granted reimbursement of its costs.
On December 20, 2005, the commercial tribunal of Vienna partly annulled the Vienna Award (refer below).
Exequatur Proceedings of the Vienna Award before Polish Courts
On February 2, 2005, Elektrim and DT obtained a partial exequatur of the Vienna Award, the Warsaw Court (Regional Court – Civil Division) having recognized only the first three points of the award’s provisions. In 2005, Telco appealed this partial exequatur decision as having violated the terms of the New York Convention of June 10, 1958 on the recognition and execution of foreign arbitral awards and its right to a fair hearing. On February 23, 2005, the General Prosecutor of Warsaw also lodged an appeal against this decision. On March 29, 2006 the Warsaw Court of Appeal confirmed the partial exequatur obtained on February 2, 2005, ruling that the Vienna Award was enforceable against Telco. On August 5, 2006, Telco filed for cassation of the Court of Appeal’s judgment before the Polish Supreme Court (such recourse is not suspensive). Telco moved also to suspend the effects of the decision of March 29, 2006, which was granted by the Warsaw Court of Appeal on August 16, 2006.
Declaratory Proceedings before the Polish Courts
In December 2004, following the Vienna Award, Telco initiated proceedings on the merits with the intention of obtaining a declaratory judgment confirming that it is the rightful owner of the PTC shares. At Telco’s request, the Warsaw Court (Regional Court – Commercial Division), by a protective injunction dated December 30, 2004, prohibited any changes to the shareholders’ registry kept by PTC in which Telco is registered. DT and Elektrim appealed this injunction. On June 21, 2006, following the March 29, 2006 decision mentioned above, the Court of Appeal withdrew this injunction.
Proceedings before the Trade and Companies Registry of Warsaw
On February 25, 2005, despite the injunction issued on December 30, 2004, the Warsaw court responsible for the Trade and Companies Registry (KRS), registered Elektrim on the said Registry as a shareholder of PTC in place of Telco. Telco appealed this registration decision.
On August 26, 2005, the Warsaw Court of Appeal quashed the decision of February 25, 2005. Consequently, on November 15, 2005, the KRS re-registered Telco as a shareholder of PTC and its representatives as members of the Management Board of PTC. DT and Elektrim appealed this decision.
Following the decision of March 29, 2006 of the Warsaw Court of Appeal (see above), the Court of Appeal annulled the decision of November 15, 2005 and the KRS re-registered Elektrim as shareholder of PTC on July 13, 2006. Telco has appealed this latter decision.
Proceedings concerning the “Mega” operation before Polish Courts
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In October 2005, following searches of the Trade and Companies Registry, Telco discovered that Elektrim had, on January 31, 2005, supposedly contributed the 48% of the PTC capital which belonged to Telco to one of its subsidiaries, the company Mega, at a value which was considerably less than market value. The searches carried out by Telco have also shown that on June 15, 2005, Elektrim pledged the shares it held in Mega’s capital to the company PAI Media, as guarantee for a loan of 90 million euros granted by PAI Media to ZE PAK, another Elektrim subsidiary. Telco has initiated all proceedings necessary in Poland to have these fictive transactions which relate to its shareholding in PTC invalidated. Civil liability proceedings against the directors of Mega, PAI Media and Elektrim have also been initiated. In addition, Telco lodged a complaint with the Warsaw Prosecutor. On July 21, 2006, the Polish Stock Exchange Commission decided that Elektrim had concealed some important information concerning the contribution to Mega and thus has forwarded the case to the Prosecutor for further proceedings.
Proceedings for the annulment of the Vienna Award before the Austrian Courts
On December 20, 2005, at Telco’s request, the Vienna Commercial Court annulled the first sub-paragraph of the Vienna Award which deemed that the contribution of the PTC shares made by Elektrim to Telco in 1999 had been ineffective and that the PTC shares which are the subject of the said transfer had never left Elektrim’s ownership. All the other rulings of the Vienna Award were left unchanged, including the ruling which referred to the absence of jurisdiction of the arbitral tribunal with respect to Telco. In particular the Vienna Commercial Court considered that the arbitral tribunal, having declared non-jurisdiction with respect to Telco, had contradicted itself by rendering a decision which was likely to affect Telco’s rights. On February 3, 2006, DT and Elektrim appealed this decision. A hearing before the Vienna Appeal Court has been scheduled for October 10, 2006.
Vivendi’s case against the Polish State
On February 28, 2005, Vivendi has, in the context of the amicable recovery proceedings provided in the treaty, commenced proceedings to seek that the Republic of Poland comply with its commitments in terms of the protection and fair treatment of investors pursuant to the “Agreement between the Government of the Republic of France and the Government of the Republic of Poland on the reciprocal encouragement and protection of investments” signed on February 14, 1989.
On August 10, 2006, Vivendi and Vivendi Telecom International S.A. (VTI) notified the Republic of Poland of their request for arbitration in relation to the breach of this treaty.
Arbitration Proceedings before the London Court of International Arbitration (LCIA)
On August 22, 2003, Vivendi and VTI lodged an arbitration claim with an arbitration court under the auspices of the London Court of International Arbitration (LCI) against Elektrim, Telco and Carcom Warszawa. This request for arbitration takes place in relation to the Third Amended and Restated Investment Agreement of September 3, 2001 entered into by and among Elektrim, Telco, Carcom, Vivendi and VTI (the ‘TIA”). The purpose of this Agreement, amongst other things, is to govern relations between Vivendi and Elektrim within Telco. The initial subject matter of the dispute related to the entry into force of certain provisions of this agreement, but has since been extended by Elektrim to cover its global validity. Vivendi additionally requested that the LCIA tribunal rule on Elektrim’s contractual liability resulting from its breach of this agreement.
On March 24, 2005, the arbitral tribunal took preventive action against Elektrim prohibiting it from transferring the PTC shares and enjoining it to exercise all the rights attached to the shareholding in PTC in accordance with Telco’s instructions. The interim measure was confirmed on April 28, 2005.
On May 22, 2006, the LCIA Arbitral Tribunal, in its partial award, confirmed the validity of the TIA. The Tribunal also found that May 7, 2003, was the date on which various terms of the TIA and Telco’s articles of association became effective.
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Elektrim has started an action before the English courts to contest the validity of this partial award.
On August 2, 2006, the LCIA Arbitral Tribunal granted a new interim Order in favour of Vivendi, confirming and stretching the scope of the March 24, 2005 preventive action, inter alia, enjoining Elektrim from selling, transferring, disposing of (etc.) the PTC Shares, ordering Elektrim to exercise all voting and other rights attached to the PTC Shares strictly on Telco’s instructions and ordering Elektrim to place any dividends, profits or proceedings received in its capacity as PTC Shareholder in an escrow account with the LCIA as trustee.
Proceedings before the Polish Competition and Consumer Protection Office
On April 7, 2005, the Polish Competition and Consumer Protection Office opened an enquiry in order to determine whether Vivendi controlled Ymer (owner of 2% of Telco’s capital until December 2005) and whether it consequently violated the provisions of the national law of December 15, 2000 on the protection of competition by omitting to declare its taking control of Telco. On August 21, 2006, the Polish competition authority finally terminated the antitrust proceedings against Vivendi finding that Vivendi had not failed to notify the alleged acquisition in 2001 of control of Telco.
Proceedings against DT before the Paris Commercial Court
In April 2005, Vivendi summoned DT before the Paris Commercial Court for criminal responsibility for having wrongfully terminated negotiations. In September 2004, DT ended, without prior notice and without legitimate justification, tripartite negotiations with Elektrim which had begun one year earlier in relation to the transfer of 51% of PTC to DT. Vivendi considers that this abrupt withdrawal was motivated by DT’s wish to appropriate the PTC shareholding at a lower cost by maneuvers which Vivendi considers to be illegal. Vivendi is claiming compensation from DT, today estimated at 2.2 billion euros, corresponding to the harm suffered as a result of DT’s behaviour.
Arbitral proceedings under the aegis of the International Chamber of Commerce of Geneva (Switzerland)
Intensive discussions took place in February and March 2006 between Vivendi, Elektrim and DT as a result of which the parties agreed to settle all pending litigation on the ownership of the PTC shares and to put in place a new joint-venture within PTC between Vivendi and DT. This agreement could not be implemented because DT, following the announcement of the decision of the Warsaw Court of Appeal of March 29, 2006, abruptly decided not to sign the relevant documents. Vivendi believes that the agreement, subject to Swiss law, has been validly concluded by the parties and, therefore, initiated on April 13, 2006, arbitration proceedings in Geneva under the aegis of the International Chamber of Commerce against DT and Elektrim to enforce its rights thereunder. The ICC Court issued a decision on August 18, 2006 to proceed with the arbitration (determining there was prima facie jurisdiction).
DT’s Call Option
On June 12, 2006, Elektrim announced that an arbitral tribunal in Vienna had rendered an award authorizing DT to exercise a call option in respect of 48% of PTC. Neither Vivendi nor Telco have access to the content of this award as they are not parties to this arbitration proceeding which was between Elektrim and DT. Therefore, such award is not enforceable against Telco.
Universal Music Group
The Office of the New York Attorney General (NYAG) is investigating radio promotion practices in the music industry, in particular with regard to the four music majors’ commercial relationships with New York radio stations and independent promoters. UMG received subpoenas in September 2004, November 2004 and March 2005, and several additional requests for information from the NYAG with respect to its radio promotion
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practices. UMG complied with the subpoenas and fully cooperated with the investigation.
On May 10, 2006, UMG entered into an agreement with the NYAG, whereby UMG agreed to modify its radio promotion practises. The other three major record companies have also reached agreements with the NYAG that provide for similar reforms of their respective radio promotion practises.
In December 2005, the NYAG opened an investigation of the four major record companies regarding their business dealings with Apple Computer and other digital service providers, as well as their pricing of digital downloads. In connection with this investigation, UMG received a subpoena requesting documents and information. In March 2006, the U.S. Department of Justice opened a similar investigation and also served a subpoena on UMG seeking documents and information. UMG is cooperating in both investigations and is in the process of responding to the subpoenas.
Note 21. Subsequent events
The main events having occurred since June 30, 2006 were as follows:
•	Announcement of the acquisition of Vale by UMG in June 2006. Please refer to Note 19 “Commitments”

•	Disposal of the residual 5.3% stake in Veolia Environnement’s share capital in July 2006. Please refer to note 12 “Financial Assets”

•	Disposal of the Last Philip Morris Building at La Défense in July 2006. Please refer to Note 16 “Long-term borrowings and other long-term financial liabilities”

•	Acquisition of Optimum by StudioCanal in July 2006. Please refer to Note 19 “ Commitments”

•	Maroc Telecom Awarded 3G License in July 2006. Please refer to Note 19 “ Commitments”

•	Vivendi Voluntarily Delists from the NYSE and Terminates ADR Program in August 2006
On August 3, 2006, Vivendi terminated its deposit agreement with The Bank of New York relating to its American Depositary Receipts (ADRs) as anticipated in press releases issued on January 17 and April 20, 2006.
As also previously announced, Vivendi will seek to terminate its reporting obligations under the U.S. Securities Exchange Act of 1934 (Exchange Act). It will maintain the listing of its ordinary shares on the Eurolist of Euronext Paris. Vivendi will continue to comply with its obligations under the Exchange Act until such time as its registration is terminated. Thereafter, Vivendi will continue to maintain a high standard of corporate governance and will continue to provide information and disclosure for all investors, including those in the U.S.
• Purchase of the 5.8% stake held by Belgacom in Neuf Telecom by SFR in August 2006
SFR and Belgacom have concluded an agreement under which SFR will buy Belgacom’s 5.8% stake in Neuf Telecom. SFR will pay an amount of €187 million, plus an additional payment under certain circumstances. This transaction is subject to the approximately 50% pro rata preemptive rights of Group Louis Dreyfus under the terms and conditions of Neuf Telecom’s shareholders’ agreement.
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